American International Group, Inc.
70 Pine Street
New York, NY 10270

Kathleen E. Shannon Senior Vice President, Secretary and Deputy General Counsel	TEL: 212-770-5123 FAX: 212-785-1584 KATHLEEN.SHANNON@AIG.COM
June 12, 2006
Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	American International Group, Inc. - - Form S-1 Registration Statement filed March 17, 2006 (File No. 333-132561)

Form 10-K for the year ended December 31, 2005 (File No. 1-8787)
Dear Mr. Riedler:
     We are in receipt of your letter dated April 12, 2006 and thank you for your comments concerning the captioned filings of American International Group, Inc. (“AIG”). We are pleased to respond to the questions and comments in your letter dated April 12, 2006 (the “Comment Letter”). In response to the Comment Letter we intend to promptly file an Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (“Amendment No. 1”) and an amendment to the above referenced Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 Form 10-K/A”).
     We have repeated your questions below in bold-face type to facilitate your review, followed by the responses of AIG in regular type. The numbers correspond to the numbers in the Staff’s letter.

AIG, page 1
3. Please expand the discussion to provide more detailed background and identifying information concerning Starr and SICO and their relationship with AIG.
In response to the Staff’s comment, AIG intends to include an expanded discussion of AIG’s relationship with Starr and SICO by adding new disclosure in Amendment No. 1 as shown in Annex A hereto.
The downgrades in AIG’s credit ratings . . . page 2
4. Please expand the discussion to put the respective ratings designations in context, e.g., fourth highest of twelve ratings. In addition, please define the terms negative ratings outlook and ratings watch negative or negative watch the first time you use these terms.
In response to the Staff’s comment, AIG intends to expand the ratings discussion in Amendment No. 1 to put the respective ratings designations in context and define the rating agency terms addressed in the Staff’s comment by including the revised paragraphs as shown in Annex B hereto.
5. We note your reference to actions taken by the major rating agencies from March through June 2005. Please discuss if the company has received any communications from these major rating agencies related to whether you or your subsidiaries may be downgraded further or placed on a credit watch for possible downgrading.
In April 2006, Fitch removed AIG and its subsidiaries from Rating Watch Negative and affirmed these ratings with a stable outlook. AIG intends to update its disclosure to reflect this action, as also shown in Annex B hereto. AIG has not received any other communication from the major rating agencies related to a further downgrade of AIG or any of its subsidiaries or placing AIG or any of its subsidiaries on a credit watch for possible downgrading.
Downgrades in AIG’s debt ratings will adversely affect AIG’s results of operations, page 2
6. Please expand the discussion to quantify how the downgrades have affected and may affect your results of operations. For example, to the extent practicable, quantify the increase in borrowing costs as a result of the downgrades.
AIG knows of no verifiable method to quantify how the downgrades have affected or may affect AIG’s results of operations or to quantify the increase in AIG’s borrowing costs as a result of the downgrade.
A company’s borrowing cost is composed of two components: 1) the underlying risk-free rate, which in the U.S. is based on the rate of U.S. Treasury securities of comparable duration and 2) the credit spread, which is the additional interest cost for an individual issuer based on the bond market’s evaluation of the credit characteristics of that issuer. For investment grade issuers, the risk-free rate generally represents the larger component of borrowing costs.
The credit spread of an individual issuer, such as AIG, varies over time based on the bond market’s estimation of the credit risk of that issuer. The spread also reflects the market’s overall appetite for credit risk. While credit ratings influence the market’s evaluation of an issuer’s creditworthiness thereby affecting its credit spread, all of the information that is publicly available about an issuer affects its credit spreads. For example, it is not unusual for issuers with the same ratings to have different credit spreads.
Throughout 2005, AIG’s credit spreads showed great volatility, reflecting the market’s changing evaluations of AIG’s credit profile as a whole. The credit spreads were volatile both prior to and following the changes in AIG’s ratings, so it is not possible to determine what, if any, portion of that volatility in credit spreads was directly attributable to the ratings downgrades. However, on a long-term basis, AIG believes that the ratings downgrades have increased AIG’s credit spreads and, as a result, have resulted in an increase in its overall borrowing costs.
7. Please disclose the extent to which your contracts allow clients to terminate if your ratings are downgraded by one or more rating agencies. The discussion should indicate the rough percentage of your contracts that include such provisions and the level to which the ratings must fall before the customer is permitted to cancel the contract.
In response to the Staff’s comment, AIG intends to include disclosure in Amendment No. 1 as shown in Annex C hereto.
Form 10-K for the year ended December 31, 2005
Business
The Restatements, page 3
8. In your Form 10-K/A for 2004 filed on March 16, 2006 you indicate that your second restatement consisted of initial adjustments that were reflected in your September 30, 2005 Form 10-Q and additional adjustments that are reflected in the 2004 Form 10-K/A. It appears from your disclosures on pages 23 through 33 of your 2004 Form 10-K/A that many of the additional adjustments are of the same magnitude, if not greater, than your initial adjustments. However, it appears that you only filed a single Item 4.02 Form 8-K related to the initial adjustments on November 8, 2005. Please explain to us why you apparently did not file a second Item 4.02 Form 8-K related to your additional adjustments. In your response, please tell us your consideration of Question 1 in our Current Report on Form 8-K FAQ dated November 23, 2004.

In AIG’s Form 8-K filed on November 9, 2005 (the “November Form 8-K”), AIG disclosed that it had determined that it was required to restate its previously issued financial statements for the years ended December 31, 2004, 2003 and 2002, along with affected Selected Consolidated Financial Data for 2001 and 2000 and quarterly financial information for 2004 and the first two quarters of 2005, and that its prior financial statements for those periods should therefore no longer be relied upon. As disclosed in the 2004 Form 10-K/A, AIG reached this determination following the identification of certain errors, the preponderance of which were identified during the remediation of the material weaknesses in internal controls over financial reporting, principally relating to internal controls surrounding accounting for derivatives and related assets and liabilities, reconciliation of certain balance sheet accounts and income tax accounting.
As also disclosed in the 2004 Form 10-K/A, AIG identified certain additional errors during the ongoing remediation of internal controls over financial reporting, principally relating to one of the same material weaknesses giving rise to the initial adjustments — reconciliation of certain balance sheet accounts. At the time of the detection of these additional errors, AIG had not re-issued the financial statements covered by the November Form 8-K.
Item 4.02 of Form 8-K requires “a brief description of the facts underlying” the conclusion that the financial statements can no longer be relied upon. Since the additional adjustments related principally to a material weakness that had previously been disclosed in the November Form 8-K, AIG concluded that an additional Form 8-K was not required as a result of the additional adjustments. In reaching this conclusion, AIG relied upon Question 23 to the Current Report on Form 8-K Frequently Asked Questions, dated November 23, 2004, which indicates that, once an issuer has filed a Form 8-K under Item 4.02(a), a Form 8-K is not required to report a notice from the issuer’s auditor that the auditor has also concluded that the financial statement should not be relied upon, unless the auditor’s conclusion relates to an error or matter different from what triggered the registrant’s filing. Since the additional adjustments related principally to the remediation of a material weakness previously disclosed in the November Form 8-K, AIG determined that Question 23 was applicable and that a second Form 8-K filing for the additional adjustments was not required.
Notwithstanding the foregoing, in response to the Staff’s comment, AIG intends to file an amendment to Item 4.02 of the November Form 8-K. The text of the amendment to Item 4.02 of the November Form 8-K is set forth in Annex D.
Management’s Discussion and Analysis
Overview of Operations and Business Results
General Insurance, page 27
9. Please tell us and revise your disclosure here and on page 31 to clarify how changes in estimates related to the remediation of your material weakness in control over certain balance sheet reconciliations negatively impact your operating results in 2005. Please tell us and disclose the dollar impact of these estimate changes. In addition, please explain why these estimates were not apparently corrected in your restatements or whether you underestimated accruals for remediation efforts undertaken in 2004.
In the course of AIG’s remediation efforts, approximately thirty-five adjustments to unreconciled general ledger accounts were identified and evaluated through the framework of APB Opinion No. 20, Accounting Changes, which states that “[e]rrors in financial statements result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared. In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment.” A significant majority of the adjustments arose from mistakes in the application of accounting principles or oversight or misuse of facts that existed at the time the financial statements were prepared, and thus were deemed to be corrections of errors, including adjustments to allowances for doubtful accounts, and were treated as such in AIG’s 2004 Form 10-K/A. With respect to the remaining adjustments, the new information and better insight gained during the remediation process led management to conclude that the items were changes in estimates and therefore appropriately recorded in the 2005 operating results, and not underestimates of accruals for remediation efforts undertaken in 2004.
In response to the Staff’s comment, AIG intends to amend its disclosure in its 2005 Form 10-K/A, as shown in Annex E, to more clearly identify the $291 million of expenses as changes in estimates relating to remediation of AIG’s material weaknesses in internal control over certain balance sheet accounts.
Operating Review
General Insurance Operations, page 30
10. You disclose a non-GAAP measure, underwriting profit (loss), that is not a segment reporting measure under SFAS 131 as it cannot be used by your chief operating decision maker to allocate resources across all your segments. In addition, we do not believe that your disclosure of underwriting profit (loss) complies with Item 10(e) of Regulation S-K. Although you disclose why you believe this measure is useful to investors, we believe that you did not adequately describe the benefits this measure provides to the reader that they would be unable to obtain from a discussion of the corresponding GAAP measure. Additionally, you do not disclose with the same prominence the most comparable GAAP measure with a reconciliation to that GAAP measure. In addition, it appears that underwriting profit (loss) eliminates certain recurring items such as realized gains (losses) which is precluded under Item 10(e)(1)(ii)(B) of Regulation S-K. Please refer to Questions 8, 9, and 21 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” Please revise your filing to remove this measure here, in business on page 4 and in your segment financial statement disclosure in

Note 2(b) on page 91, or tell us in detail how this measure complies with the guidance referred to above.
AIG believes that underwriting profit (loss) provides a reader of AIG’s financial reports with financial information that is not only meaningful but critically important to understanding the results of property and casualty insurance operations. Operating income of a property and casualty insurance company includes three components: underwriting profit (loss), net investment income and realized capital gains (losses). Without disclosure of underwriting profit (loss), it is impossible to determine how successful an insurance company is in its core business activity of assessing, underwriting and pricing risk. Including investment income and realized capital gains (losses) in operating income without disclosing underwriting profit (loss) can mask underwriting losses. The amount of net investment income may be driven by changes in interest rates and other factors that are totally unrelated to underwriting performance. Likewise, including realized capital gains (losses) may also mask an insurance company’s underwriting performance in that management exercises judgment regarding the sale of investment securities due to (among other reasons) changing market conditions, tax strategies, investment portfolio management and liquidity needs. A management decision to sell securities in a gain position for tax purposes has no relevance to the insurance company’s underwriting performance.
Underwriting profit (loss) is the most important measurement used by AIG senior management to judge the performance of its General Insurance operations, and this measurement is required to be disclosed in statutory financial statements filed with state insurance departments (statutory underwriting profit (loss)) by property and casualty companies. Thus, AIG believes that underwriting profit (loss) is not a non-GAAP financial measure pursuant to paragraph (5) of Item 10(e).
As currently presented in the 2005 Form 10-K, underwriting profit (loss) represents the statutory underwriting profit (loss) adjusted for changes in deferred acquisition costs. This adjustment was done with the intention of making the measure more consistent with the information provided in the consolidated financial statements. AIG intends to remove the existing disclosure of underwriting profit (loss) that includes this adjustment from Item 7 of the Form 10-K and replace it with a table showing statutory underwriting profit (loss). A full reconciliation of statutory underwriting profit (loss) to Income Before Income Taxes, Minority Interest, and Cumulative Effect of Accounting Changes, as shown in Annex F will be included in the segment footnote. The text of Item 7 will be revised accordingly.

Consistent with this presentation, AIG will remove the current “underwriting profit (loss)” line item from the table on page 4 and from Note 2 to the Consolidated Financial Statements. AIG will add a line item to the table on page 4 showing statutory underwriting profit (loss); such line item will be presented below the “identifiable assets” line item. The wording of note (a) to the table will be revised accordingly. The revised disclosure that AIG intends to include in its 2005 Form 10-K/A is shown in Annex G.
Reinsurance, page 33
11. You disclose that you had no significant reinsurance recoverables due from any individual reinsurer that was financially troubled. Please revise your disclosure to elaborate on the concentration of credit risk inherent in your reinsurance recoverables. In this regard, please disclose the identity of your principal reinsurers, their A.M. Best rating, the amount of reinsurance recoverables from each company and the related security or collateral.
In response to the Staff’s comment, AIG has summarized the gross reinsurance recoverable balances, collateral and uncollateralized reinsurance recoverable balances at December 31, 2005 for each reinsurer representing in excess of five percent of AIG’s reinsurance assets, which it intends to include in its 2005 Form 10-K/A as shown in Annex H.
Reserve for Losses and Loss Expenses, page 34
12. You disclose the name of an independent actuary used to assess the adequacy of your recorded insurance reserves. Your discussion throughout your filing of the use of this firm equates to the use of an expert. Please revise your filing to delete the reference of the use of an independent actuary or provide the consent of the expert when required by Rule 601 of Regulation S-K. If you continue to refer to the use of this firm, please include this expert in your disclosure on page 15 of your pending S-1 registration statement.
As disclosed in the 2005 Form 10-K, AIG engaged Milliman, Inc. (“Milliman”) to assist in a third-party review of the loss reserves of AIG’s principal property-casualty insurance operations, including a ground up study of AIG’s asbestos and environmental liabilities. Rule 436 under the Securities Act of 1933 requires the consent of an expert in two cases: (1) where any portion of a report or opinion of an expert is quoted or summarized in the registration statement and (2) where it is stated that any information in the registration statement has been reviewed or passed upon by an expert and that information is included in the registration statement upon the authority of or in reliance upon the expert. As to the first prong of Rule 436, the 2005 Form 10-K does not quote nor summarize Milliman’s report. In fact, the 2005 Form 10-K does not refer to a report by Milliman; rather, it refers to the analyses prepared by Milliman. Thus, AIG does not believe that Milliman is an expert under paragraph (a) of Rule 436.
With respect to the second prong of Rule 436, the 2005 Form 10-K disclosure is clear that AIG’s management made its own best estimate of AIG’s loss reserve. AIG did not attribute its loss reserve estimate to Milliman or state that Milliman had either reviewed or approved AIG’s best estimate of its loss reserves. Accordingly, AIG does not believe that Milliman is an expert under paragraph (b) of Rule 436.
Notwithstanding AIG’s views, in response to the Staff’s comments, AIG will remove all references to the name of Milliman in its 2005 Form 10-K/A, as shown in Annex I.
Results of 2005 Reserving Process, page 35
13. Please revise your disclosure to refine your discussion of prior year loss development and the impact on your reserves for each of the three years presented. In this regard, please specifically address the significant deficiencies for 1999 through 2003 identified in your 10-year loss table on page 8 and the corrective measures you took to adjust your reserving process in each of the last three years.
In response to the Staff’s comment, AIG has refined the discussion of prior year loss development and the effect on AIG’s reserves for each of the three years presented, which it intends to include in its 2005 Form 10-K/A as shown in Annex J.
14. Please revise your disclosure regarding D&O and related management liability classes of business and excess casualty insurance to clarify which major line of business, as disclosed in the table on page 34, contain these classes.
In response to the Staff’s comment, AIG intends to include clarifying disclosure in its 2005 Form 10-K/A, as also shown in Annex J.
15. Please revise your disclosure regarding excess workers compensation insurance to clarify whether the study conducted for your 2005 year-end reserve analysis resulted in any adjustment to the key assumptions used in your reserve estimate.
In response to the Staff’s comment, AIG intends to include clarifying disclosure regarding the effect on key assumptions in its 2005 Form 10-K/A, as also shown in Annex J.
Volatility of Reserve Estimates and Sensitivity Analyses, page 38
16. If true, please revise your disclosure regarding the five percent changes in both loss cost trends and loss development factors to indicate that they represent your reasonably likely changes in reserve amounts. Otherwise, please revise your disclosure to indicate the reasonably likely changes in your key assumptions and the impact on your reserve amounts. In this regard, for example, your disclosure that it would not be uncommon for the loss development factors for excess workers compensation claims to deviate by greater than five percent appears to indicate that this threshold does not represent your reasonably likely change.
In response to the Staff’s comment, AIG intends to include disclosure in its 2005 Form 10-K/A describing the reasonably likely changes in key assumptions and the effect on AIG’s reserve amounts, as also shown in Annex J. AIG confirms that its overview of the loss reserving process at the divisional level considered internal factors, such as the effect of trends in claims processing. In the opinion of AIG, there were no material changes or trends in the internal factors considered, and therefore no disclosure was warranted.
Asbestos and Environmental Reserves, page 40
17. Please revise your disclosure to clarify why you recorded an $843 million increase in net asbestos reserves during the fourth quarter of 2005 when it appears that your detailed analyses indicated a reserve deficiency of only $265 million.
The increase in asbestos reserves of $843 million represents management’s best estimate after consideration of a number of factors, including the results of the respective top-down and ground-up analyses performed in the fourth quarter of 2005. The reserve deficiency of $265 million represents the results of a top-down analysis, which has historically been performed by AIG. The specificity of the ground-up analysis along with the continuation of the trend of adverse report year development for asbestos, the increase in paid losses in 2005 from 2004 levels and the uncertainty regarding AIG’s liability for asbestos, caused management to rely on the ground-up analysis and increase its carried net reserves by $843 million. AIG now plans to update this ground-up study on an annual basis.
AIG confirms that its actual carried reserves as of December 31, 2005 do not differ in any material respect from the best estimate determined through the actuarial process.
In response to the Staff’s comment, AIG intends to modify the disclosure on page 41 in its 2005 Form 10-K/A, as shown in Annex K.
Insurance and Asset Management Invested Assets, page 48
18. Please revise your disclosure to reconcile the amounts of invested assets in the table on page 49 to those disclosed on your balance sheet.
Attached as Annex L is a reconciliation of invested assets in the table on page 49 to the amounts disclosed in AIG’s consolidated balance sheet on page 72. The amounts reported in the table on page 49 include the General Insurance, Life Insurance & Retirement Services, and Asset Management segments, whereas the balance sheet amounts for invested assets also include the Financial Services and Other segments. Furthermore, the table on page 49 combines certain balance sheet line items which are detailed in the “Reclass” column of the reconciliation. AIG intends to include this reconciliation in its 2005 Form 10-K/A.
Financial Services Results, page 54
19. Please revise your filing to disclose the nature of the material hedging transactions that resulted within the Capital Markets in a fluctuation from

$(1.1) billion in 2003 to $2.01 billion in 2005 as briefly mentioned in footnote (a) to the table of Financial Services operations and in other parts of your document.
In response to the Staff’s comment, AIG intends to add the disclosure to its 2005 Form 10-K/A, as shown in Annex M.
Capital Resources, page 58
Contractual Obligations and Other Commercial Commitments, page 61
20. In footnote (c) to your contractual obligations table you indicate that you exclude liabilities for future policy benefits and policyholder contract deposits because the timing of payment of these liabilities is not reasonably fixed and determinable. Although we acknowledge that the specific dates of payment may not be known, we do not understand why reasonable estimates of the timing of payments cannot be made when enough information is available to reasonably estimate the obligation. Please revise your obligations table to reflect the estimated timing of payment of these obligations or tell us in great detail why you cannot reasonably estimate the timing of payments and how this inability to reasonably estimate the timing affects your estimate of the obligation recorded in your 2005 financial statements. Additionally, please disclose a reconciliation between the amounts disclosed within the table to the amounts recorded in your 2005 financial statement.
We have reviewed our actuarial estimates for future policy benefits and policyholder contract deposits that were excluded from the contractual obligations table. We believe that our actuarial projections can provide a basis for estimates of the timing of net future policy benefits payments using assumptions based on observed historical trends and other factors. In response to the Staff’s comment, AIG intends to revise the contractual obligations table included in its 2005 Form 10-K/A by adding estimates for these future payments to the information included under the caption “Insurance and investment contract liabilities” and amending footnote (c) to the table, as shown in Annex N.
Financial Statements, page 69
Note 2: Segment Information, page 88
21. Please revise your filing to disclose your revenue from each of your major product or service lines as required by paragraph 37 of SFAS 131. Otherwise, please tell us where this information is disclosed in your filing.
In defining its reportable segments under SFAS 131, AIG considered whether it was most appropriate that they be organized by geographic areas, product lines or major customers. AIG management is organized around products and services; therefore identification of its reportable segments by product line is consistent with this structure. AIG’s major product/service groupings are: general insurance products; life insurance & retirement services products; financial services products and services; and asset management products and services.
Each reportable segment is itself a group of similar products and services that AIG believes appeal to specific markets and customers. Each grouping requires specialized knowledge, skills and systems to administer and manage, which is reflected in AIG’s organizational and reporting segments. Pages 88 and 89 of the 2005 Form 10-K include a description of these major product groupings.
AIG believes that its approach to paragraph 37 is consistent with paragraph 36 of SFAS 131, which provides: “Some enterprises’ business activities are not organized on the basis of differences in related products and services or differences in geographic areas of operation. That is, an enterprise’s segments may report revenues from a broad range of essentially different products and services, or more than one of its reportable segments may provide essentially the same products and services . . . Information required by paragraphs 37-39 need be provided only if it is not provided as part of the reportable operating segment information required by this Statement.” Because all of AIG’s major groups of product and service revenues are already reported within its existing segment disclosures, AIG does not believe that further disclosure is required by paragraph 37. AIG’s interpretation of paragraph 37 is also consistent with the Background Information and Basis for Conclusions section of SFAS 131. Paragraphs 67 through 69 provide the following discussion: “The Board recognizes that an enterprise may not be divided into components with similar products and services or geographic areas for internal purposes and that some users of financial statements have expressed a desire for information organized on those bases . . . the Board chose to require disclosure of additional information about products and services and about geographic areas of operations for the enterprise as a whole if the basic segment disclosures do not provide it . . . An enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar . .. . Furthermore, the enterprise-wide disclosures about products and services will provide information about the total revenues from related products and services . . .” Paragraph 68 directly addresses AIG’s situation: “For example, a highly diversified enterprise may consider all consumer products to be similar if it has other businesses such as financial services and road construction.” Despite this authority, in accordance with paragraph 8, AIG has voluntarily included additional information in its segment disclosures that it believes may assist investors in understanding its business. This additional information is presented by sub-segment. The following is a brief description of the sub-segments disclosed in the segment footnote:
General Insurance
Domestic Brokerage Group (DBG) – DBG is comprised of property and liability insurance products and services sold to commercial enterprises. AIG believes that Asbestos & Environmental, D&O, Excess Casualty products, etc. all share similar attributes and services in a highly diversified enterprise such as AIG.

Transatlantic – Transatlantic’s products consist of reinsurance protection sold to other insurance organizations.
Personal Lines – Personal Lines products and services are tailored to meet the needs of individual customers, and are primarily comprised of automobile and homeowners insurance products.
Mortgage Guaranty – Mortgage Guaranty products and services consist of indemnification products that protect against losses associated with certain loan agreements.
Foreign General – Foreign general products and services consist of protection based products to both commercial enterprises and individuals.
Life Insurance & Retirement Services
The Life Insurance & Retirement Services operating segment offers insurance-oriented and retirement savings products as described on page 88 of the 2005 Form 10-K. Substantially all of the retirement savings products are reported in the VALIC/AIG Annuity/AIG SunAmerica sub-segment. The remaining four sub-segments are comprised virtually entirely of similar insurance-oriented products and services.
AIG believes that the existing disclosures meet the reporting requirements for each group of similar products and services under paragraph 37 of SFAS 131. Nevertheless, AIG will revise the description of its segments in Note 2 to the financial statements to clarify that the segments represent these major product groupings, as shown in Annex O.
Schedule, page 163
22. Please revise your filing to include Schedules V regarding valuation and qualifying accounts and VI regarding supplemental information concerning property-casualty insurance operations as required by Rule 7-05(c) of Regulation S-X. Otherwise, please explain to us where this information is disclosed or why you believe it is not required.
Regulation S-X, Rule 7-05, requires a Schedule V—Valuation and Qualifying Accounts and Schedule VI—Supplemental information concerning property-casualty insurance operations for each period for which an audited income statement is required. Rule 7-05 states in part “[i]f the information required by any schedule (including the notes thereto) may be shown in the related financial statement or in a note thereto without making such statement unclear or confusing, that procedure may be followed and the schedule omitted.”
AIG believes that Schedule V is not required because the information called for by the schedule is either immaterial to AIG or disclosed elsewhere in AIG’s 2005 Form 10-K. The allowance balances for the two most recent years are shown on the face of the respective balance sheet line items. Furthermore, with respect to the additions or deductions to these balances, the most significant change to these accounts is the $291 million change in estimate for uncollectible reinsurance and other premium balances disclosed on page 91 of the 2005 Form 10-K under footnote (g) to the General Insurance operating income tables. No other changes to the balances were individually significant to AIG. Therefore, as permitted by Rule 12-09 of Regulation S-X, AIG omitted this information. Annex P provides the basis for AIG’s determination that these amounts are immaterial.
AIG believes that Schedule VI is not required because all information called for is already disclosed elsewhere in AIG’s 2005 Form 10-K. For clarification, Annex Q sets forth the information required by Schedule VI and states where this information can be found in AIG’s 2005 Form 10-K. AIG believes Annex Q demonstrates that the presentation of the information in the 2005 Form 10-K is neither unclear nor confusing.
May 11, 2006 Current Report on Form 8-K
In all future filings relating to its earnings press releases, AIG undertakes to include reconciliations of all non-GAAP measures and to provide more detailed explanations and disclosure pursuant to Regulation G with respect to its use of such measures.

*           *          *
     Thank you again for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Sincerely,

/s/ Kathleen E. Shannon

Kathleen E. Shannon

(Enclosures)

cc:	Mark Brunhofer
John Krug
Kevin Woody
(Securities and Exchange Commission)

Ann Bailen Fisher
Robert W. Reeder III
Robert S. Risoleo
(Sullivan & Cromwell LLP)

Annex A
The following disclosure will be inserted on page 10 of Amendment No. 1:
RELATIONSHIPS WITH STARR AND SICO
     SICO and Starr, a private holding company affiliated with SICO, have been affiliated with AIG since AIG’s formation.
     Starr and SICO were established by Cornelius Vander Starr, the founder of the insurance operations that were eventually combined to form AIG. Starr was established in 1950 primarily for the purpose of holding certain U.S. based insurance agencies. SICO was established in 1943 to engage in insurance agency and servicing activities. Starr and SICO acquired substantially all of their shares of AIG Common Stock during the period from 1967 to 1978 when AIG’s current holding-company structure was established through the consolidation of Cornelius Vander Starr’s insurance businesses, including most of those held by Starr and SICO, which were transferred to AIG in exchange for shares of AIG Common Stock. Following these restructurings, Starr continued to hold some insurance agencies, which have continued to do business with AIG subsidiaries. More information on Starr’s and SICO’s ownership of AIG Common Stock can be found in the most recent Schedule 13D filed by these entities.
     Historically, Starr offered members of AIG’s senior management the opportunity to purchase shares of its common stock, and from 1975 through 2004 SICO provided compensation to certain key employees of AIG through the SICO Plans. A number of senior AIG executives have historically held positions with, and received compensation from, Starr and SICO.
     AIG is working on unwinding and resolving its various relationships with Starr and SICO. AIG also is implementing compensation programs that replace those plans and programs previously provided by Starr and SICO. As a result of completion of tender offers by Starr to purchase interests in Starr, as of January 2006, no AIG executive holds any Starr interest. Litigation between AIG and Starr and SICO remains pending, and the timing and terms of any resolution can not currently be predicted. Further information concerning the relationship between AIG and Starr and SICO is contained in AIG’s Proxy Statement, dated April 5, 2006, and further information concerning the litigation between AIG and Starr and SICO is contained in AIG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, each of which is available as described under “Where You Can Find More Information”.

A-1

Annex B
The following disclosure will be inserted on page 2 of Amendment No. 1:
From March through June of 2005, the major rating agencies downgraded AIG’s ratings in a series of actions. Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), lowered the long-term senior debt and counterparty ratings of AIG from ‘AAA’ to ‘AA’ (second highest of eight rating categories) and changed the rating outlook to negative. S&P’s outlook indicates the potential direction of a rating over the intermediate term (typically six months to two years). A negative outlook means that a rating may be lowered; however, an outlook is not necessarily a precursor to a rating change. Moody’s Investors Service (“Moody’s”) lowered AIG’s long-term senior debt rating from ‘Aaa’ to ‘Aa2’ (second highest of nine rating categories) with a stable outlook. Moody’s appends numerical modifiers 1, 2, and 3 to the generic rating categories to show relative position within rating categories. Fitch Ratings (“Fitch”) downgraded the long-term senior debt ratings of AIG from ‘AAA’ to ‘AA’ (second highest of nine rating categories) and placed the ratings on Rating Watch Negative. A Fitch Rating Watch notifies investors that there is a reasonable probability of a rating change and the likely direction of such change. A Rating Watch Negative indicates a potential downgrade. Rating Watch is typically resolved over a relatively short period. In April 2006, Fitch removed AIG from Rating Watch Negative and affirmed its rating with a stable outlook.
The agencies also took rating actions on AIG’s insurance subsidiaries. S&P lowered the financial strength ratings of AIG’s insurance subsidiaries to ‘AA+’ (second highest rating of eight rating categories) and assigned a negative rating outlook. Fitch also lowered the financial strength ratings of AIG’s insurance companies to ‘AA+’ (second highest of nine rating categories) and placed them on Rating Watch Negative. In April 2006, Fitch removed the financial strength ratings from Rating Watch Negative and affirmed them with a stable outlook. S&P and Fitch ratings may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories. Moody’s lowered the insurance financial strength ratings generally to either ‘Aa1’ or ‘Aa2’ (both within the second highest of nine rating categories) with a stable outlook. A.M. Best downgraded the financial strength ratings of most of AIG’s insurance subsidiaries from ‘A++’ to ‘A+’ (second highest of fourteen rating levels) and the issuer credit ratings from ‘aa+’ to ‘aa-’ (remaining within the second highest of nine rating levels) and placed the ratings under review with negative implications. An under review modifier by A.M. Best is assigned to a company whose rating opinion is under review and may be subject to change in the near-term, generally defined as six months. Negative implications indicates a potential downgrade.
In addition, S&P changed the outlook on the ‘AA-’ long-term senior debt rating (second highest out of eight rating categories) of International Lease Finance Corporation (a wholly owned subsidiary of AIG) (“ILFC”) to negative. Moody’s affirmed ILFC’s long-term and short-term senior debt ratings (‘A1’/’P-1’) (third highest of nine, and highest of three, rating categories, respectively). Fitch downgraded ILFC’s long-term senior debt

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rating from ‘AA-’ to ‘A+’ (third highest of nine rating categories), placed it on Rating Watch Negative and downgraded ILFC’s short-term debt rating from ‘F1+’ to ‘F1’ (remaining within the highest of five rating categories). In April 2006, Fitch removed ILFC’s long-term senior debt rating from Rating Watch Negative and affirmed it with a stable outlook.
Fitch also placed the ‘A+’ long-term senior debt ratings (third highest of nine rating categories) of American General Finance Corporation and American General Finance, Inc. (wholly owned subsidiaries of AIG) on Rating Watch Negative. In April 2006, these ratings were also removed from Rating Watch Negative and affirmed with a stable outlook. S&P and Moody’s affirmed the long-term and short-term senior debt ratings of American General Finance Corporation of ‘A+’/’A-1’ (third highest of eight rating categories / highest of eight rating categories) and ‘A1’/’P-1’ (third highest of nine rating categories / highest of three rating categories), respectively.

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Annex C
AIG intends to include the following disclosure on page 3 of Amendment No. 1:
Ratings downgrades could also trigger the application of termination provisions in certain of AIG’s contracts, principally agreements entered into by AIGFP and assumed reinsurance contracts entered into by Transatlantic.
Certain municipal guaranteed investment agreements and master swap agreements entered into by AIGFP contain termination provisions based on ratings, which, at specified ratings levels, would give AIGFP’s counterparties the right to require repayment (in the case of guaranteed investment agreements) or termination (in the case of master swap agreements). Approximately 42 percent of AIGFP’s municipal guaranteed investment agreements outstanding at December 31, 2005 included credit rating termination provisions, of which approximately 89 percent would not be triggered until a downgrade from AIG’s current ratings of Aa2 by Moody’s and AA by S&P, to Baa1 or below by Moody’s or to BBB+ or below by S&P (five rating notches or two levels below the current ratings). Approximately 37 percent of the master swap agreements outstanding between AIGFP and counterparties with which AIGFP has outstanding transactions at December 31, 2005 included a mutual credit rating termination provision, of which approximately 56 percent would not be triggered until a ratings downgrade of AIG to the ratings described above.
The effect on AIGFP’s liquidity of termination provisions in municipal guaranteed investment agreements and master swap agreements would be influenced by a number of factors. The liquidity effect from the termination of any such agreement would be offset to the extent AIGFP had previously posted collateral to secure its obligations under the terminated agreement (as such collateral would be released upon AIGFP’s making the termination payment); AIGFP is often required to post collateral under both guaranteed investment agreements and master swap agreements before AIG’s credit ratings reach levels that would permit termination of such agreements. In the case of a terminated master swap agreement, whether AIGFP would be required to make a termination payment, and the amount of such payment, if any, would depend on the market value of the transactions under the agreement at the time of termination. Such values change continually with changes in various market levels (e.g., interest rates).
With respect to reinsurance contracts entered into by Transatlantic, approximately 28 percent of the in-force contracts at December 31, 2005 contained clauses that permitted the ceding company to cancel the contract upon a ratings downgrade. The cancellation clauses would not be triggered until a downgrade of Transatlantic’s financial strength ratings (currently rated AA- by S&P and A+ under review with negative implications by A.M. Best) below A- by S&P or A.M. Best.

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Annex D
Section 4 – Matters Related to Accountants and Financial Statements
Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.
Item 4.02 of American International Group’s (AIG) Current Report on Form 8-K, dated November 9, 2005 is hereby supplemented with the following information.
In connection with the previously disclosed remediation of material weakness in internal control over financial reporting, AIG identified certain additional errors, principally related to internal controls over reconciliation of certain balance sheet accounts in the Domestic Brokerage Group. As a result, AIG determined on March 9, 2006 that it would be required to include additional adjustments in its restated financial statements (the “Additional Adjustments”) for the years ended December 31, 2004, 2003 and 2002, along with affected Selected Consolidated Financial Data for 2001 and 2000 and quarterly financial information for 2004 and the first three quarters of 2005.
The Additional Adjustments are described in detail in AIG’s Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the Commission on March 16, 2006.

D-1

Annex E
AIG intends to include the following disclosure at the end of the paragraph under the heading of “General Insurance” on page 27:
     DBG’s 2005 operating income also included $291 million of expenses related to changes in estimates for uncollectible reinsurance and other premium balances related to the remediation of AIG’s material weakness in internal control over certain balance sheet reconciliations.
     In addition, AIG proposes modifying the disclosure in footnote (c) to the General Insurance operating income tables on page 31 as follows:
     The 2005 underwriting loss for DBG includes $291 million of expenses from changes in estimates for uncollectible reinsurance and other premium balances related to the remediation of the material weakness in internal control over certain balance sheet reconciliations and $100 million of accrued expenses in connection with certain workers compensation insurance policies written between 1985 and 1996. See Note 12(i) of Notes to Consolidated Financial Statements.

E-1

Annex F
The following table reconciles statutory underwriting profit (loss) to income before income taxes, minority interest and cumulative effect of accounting changes for the General Insurance segment for the twelve months ended December 31:

			Personal	Mortgage	Foreign	Reclassifications/
	DBG	Transatlantic	Lines	Guaranty	General	Eliminations	Total
2005:
Statutory underwriting profit (loss)	$(3,227)	$(434)	$(38)	$249	$1,285	$—	$(2,165)
Increase (decrease) in deferred acquisition costs	(23)	14	19	(8)	113	0	115
Net investment income	2,403	343	217	123	944	1	4,031
Realized capital gains (losses)	201	38	(3)	(1)	85	14	334

Income before income taxes, minority interest and cumulative effect of accounting changes	$(646)	$(39)	$195	$363	$2,427	$15	$2,315

			Personal	Mortgage	Foreign	Reclassifications/
	DBG	Transatlantic	Lines	Guaranty	General	Eliminations	Total
2004:
Statutory underwriting profit (loss)	$(1,500)	$(77)	$136	$234	$843	$—	$(564)
Increase (decrease) in deferred acquisition costs	160	30	24	44	59	0	317
Net investment income	1,965	307	186	120	618	0	3,196
Realized capital gains (losses)	152	22	11	1	24	18	228

Income before income taxes, minority interest and cumulative effect of accounting changes	$777	$282	$357	$399	$1,344	$18	$3,177

			Personal	Mortgage	Foreign	Reclassifications/
	DBG	Transatlantic	Lines	Guaranty	General	Eliminations	Total
2003:
Statutory underwriting profit (loss)	$36	$68	$170	$245	$1,040	$—	$1,559
Increase (decrease) in deferred acquisition costs	351	41	13	19	(8)	0	416
Net investment income	1,433	271	152	142	561	7	2,566
Realized capital gains (losses)	(46)	10	20	45	(31)	(37)	(39)

Income before income taxes, minority interest and cumulative effect of accounting changes	$1,774	$390	$355	$451	$1,562	$(30)	$4,502

F-1

Annex G
AMERICAN INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

The following table shows the general development of the business of AIG on a consolidated basis, the contributions made to AIG’s consolidated revenues and operating income and the assets held, in the periods indicated, by its General Insurance, Life Insurance & Retirement Services, Financial Services and Asset Management operations and other realized capital gains (losses). For additional information, see Selected Financial Data, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Notes 1 and 2 of Notes to Consolidated Financial Statements.

Years Ended December 31,
(in millions)	2005	2004	2003	2002		2001

General Insurance operations:
Gross premiums written	$52,725	$52,046	$46,938	$36,678		$28,341
Net premiums written	41,872	40,623	35,031	26,718		19,793
Net premiums earned	40,809	38,537	31,306	23,595		18,661
Net investment income	4,031	3,196	2,566	2,350		2,551
Realized capital gains (losses)	334	228	(39)	(345)		(189)
Operating income(a)	2,315	3,177	4,502	923	(c)	1,585
Identifiable assets	150,667	131,658	117,511	105,891		88,250
Statutory measures(b):
Statutory underwriting profit (loss)(a)	(2,165)	(564)	1,559	(1,843	)(c)	(947)

Loss ratio(a)	81.1	78.8	73.1	83.1		79.3
Expense ratio	23.6	21.5	19.6	21.8		24.3

Combined ratio(a)	104.7	100.3	92.7	104.9	(c)	103.6

Life Insurance & Retirement Services operations:
GAAP premiums	29,400	28,088	23,496	20,694		19,600
Net investment income	18,134	15,269	12,942	11,243		10,451
Realized capital gains (losses)(d)	(218)	43	240	(372)		(400)
Operating income	8,844	7,923	6,807	5,181		4,633 (e)
Identifiable assets	480,622	447,841	372,126	289,914		256,767
Insurance in-force at end of year(f)	1,852,833	1,858,094	1,583,031	1,298,592		1,228,501
Financial Services operations:
Interest, lease and finance charges(g)	10,525	7,495	6,242	6,822		6,321
Operating income(f)	4,276	2,180	1,182	2,125		1,769
Identifiable assets	166,488	165,995	141,667	128,104		107,719
Asset Management operations:
Advisory and management fees and net investment income from GICs	5,325	4,714	3,651	3,467		3,565
Operating income	2,253	2,125	1,316	1,125		1,019
Identifiable assets	81,080	80,075	64,047	53,732		42,961
Other realized capital gains (losses)	225	(227)	(643)	(936)		(321)
Revenues(h)	108,905	97,666	79,421	66,171		59,958
Total operating income(i)	15,213	14,845	11,907	7,808		5,917
Total assets	853,370	801,145	675,602	561,598		490,614

(a)	Includes catastrophe losses of $2.63 billion, $1.05 billion, $83 million, $61 million and $867 million (including World Trade Center and related losses (WTC losses) of $769 million) in 2005, 2004, 2003, 2002 and 2001, respectively.

(b)	Calculated on the basis under which the U.S.-domiciled insurance companies are required to report such measurements to regulatory authorities.

(c)	In the fourth quarter of 2002, after completion of its annual review of General Insurance loss and loss adjustment expense reserves, AIG increased its net loss reserves relating to accident years 1997 through 2001 by $2.1 billion.

(d)	Includes the effect of hedging activities that do not qualify for hedge accounting treatment under FAS 133 and the application of FAS 52. For 2005, 2004, 2003, 2002, and 2001, respectively, the amounts included are $(437) million, $(140) million, $78 million, $(91) million and $(219) million.

(e)	Includes $100 million in WTC losses.

(f)	2005 includes the effect of the non-renewal of a single large group life case of $36 billion. Also, the foreign in-force is translated to U.S. dollars at the appropriate balance sheet exchange rate in each period.

(g)	Includes the effect of hedging activities that do not qualify for hedge accounting treatment under FAS 133, including the related foreign exchange gains and losses. For 2005, 2004, 2003, 2002 and 2001, respectively, the amounts included in interest, lease and finance charges are $2.01 billion, $(122) million, $(1.01) billion, $220 million and $56 million, and the amounts included in Financial Services operating income are $1.98 billion, $(149) million, $(964) million, $240 million and $75 million.

(h)	Represents the sum of General Insurance net premiums earned, Life Insurance & Retirement Services GAAP premiums, net investment income, Financial Services interest, lease and finance charges, Asset Management advisory and management fees and net investment income from Guaranteed Investment Contracts (GICs), and realized capital gains (losses).

(i)	Represents income before income taxes, minority interest and cumulative effect of accounting changes. Includes segment operating income and other realized capital gains (losses) presented above, as well as AIG Parent and other operations of $(2.70) billion, $(333) million, $(1.26) billion, $(610) million and $(751) million in 2005, 2004, 2003, 2002 and 2001, respectively, and acquisition, restructuring and related charges of $(2.02) billion in 2001.
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Annex H
AIG intends to include the following disclosure after the second paragraph under the heading “Reinsurance” on page 33:
The following table presents each reinsurer representing in excess of five percent of AIG’s reinsurance assets at December 31, 2005.
(dollars in millions)

	A.M.	Gross	Percent of		Uncollateralized
	Best	Reinsurance	Reinsurance	Collateral	Reinsurance
Reinsurer	Rating	Assets	Assets, Net	Held	Assets
Swiss Reinsurance Group	A+	$2,397	9.6%	$537	$1,860

Lloyd’s Syndicates – Lloyd’s of London	A	$1,648	6.6%	$174	$1,474

Munich Reinsurance Group	A+/A	$1,627	6.5%	$221	$1,406

Berkshire Hathaway Insurance Group	A++	$1,390	5.6%	$106	$1,284

Annex I
Management’s Discussion and Analysis of
Financial Condition and Results of Operations Continued

Reserve changes that decrease previous estimates of ultimate cost are referred to as favorable development.
    At December 31, 2005, General Insurance net loss reserves were $57.5 billion, an increase of $10.22 billion from the prior year-end. The net loss reserve increase includes the fourth quarter 2005 increase in net reserves of approximately $1.8 billion, comprised of $960 million for non-asbestos and environmental exposures, and $873 million for asbestos and environmental exposures. The increase in non-asbestos and environmental reserves includes an increase of $1.44 billion for DBG and decreases of $455 million for Foreign General Insurance and $29 million for Mortgage Guaranty. The DBG increase of $1.44 billion is $140 million greater than the amount previously announced in AIG’s press release of February 9, 2006 as a result of an additional change in estimate related to a commuted reinsurance agreement. The aggregate increase in asbestos and environmental reserves includes increases of $706 million and $167 million, respectively, for DBG and Foreign General Insurance.
    As discussed in more detail below, the fourth quarter 2005 reserve increase was attributable to adverse development primarily related to 2002 and prior accident years, partially offset by favorable development for accident years 2003 through 2005. This reserve action reflects the completion of AIG’s actuarial studies in the fourth quarter of 2005.
    The net loss reserves represent loss reserves reduced by reinsurance recoverables, net of an allowance for unrecoverable reinsurance and applicable discount for future investment income. The table below classifies the components of the General Insurance net loss reserves by business unit as of December 31, 2005.

(in millions)

DBG(a)	$40,782
Personal Lines(b)	2,578
Transatlantic	5,690
Mortgage Guaranty	340
Foreign General(c)	8,086

Total Net Loss Reserve	$57,476

(a)	DBG loss reserves include approximately $3.77 billion ($4.26 billion before discount) related to business written by DBG but ceded to AIRCO and reported in AIRCO’s statutory filings. DBG loss reserves also include approximately $407 million related to business included in AIUO’s statutory filings.

(b)	Personal Lines loss reserves include $878 million related to business ceded to DBG and reported in DBG’s statutory filings.

(c)	Foreign General loss reserves include approximately $2.15 billion related to business reported in DBG’s statutory filings.
    The DBG net loss reserve of $40.78 billion is comprised principally of the business of AIG subsidiaries participating in the American Home/ National Union pool (11 companies) and the surplus lines pool (Lexington, Starr Excess Liability Insurance Company and Landmark Insurance Company).
    Beginning in 1998, DBG ceded a quota share percentage of its other liability occurrence and products liability occurrence business to AIRCO. The quota share percentage ceded was 40 percent in 1998, 65 percent in 1999, 75 percent in 2000 and 2001, 50 percent in 2002 and 2003, 40 percent in 2004 and 35 percent in 2005 and covered all business written in these years for these lines by participants in the American Home/National Union pool. In 1998 the cession reflected only the other liability occurrence business, but in 1999 and subsequent years included products liability occurrence. AIRCO’s loss reserves relating to these quota share cessions from DBG are recorded on a discounted basis. As of year-end 2005, AIRCO carried a discount of approximately $490 million applicable to the $4.26 billion in undiscounted reserves it assumed from the American Home/National Union pool via this quota share cession. AIRCO also carries approximately $440 million in net loss reserves relating to Foreign General insurance business. These reserves are carried on an undiscounted basis.
    Beginning in 1997, the Personal Lines division ceded a percentage of all business written by the companies participating in the personal lines pool to the American Home/National Union pool. As noted above, the total reserves carried by participants in the American Home/National Union pool relating to this cession amounted to $878 million as of year-end 2005.
    The companies participating in the American Home/National Union pool have maintained a participation in the business written by AIU for decades. As of year-end 2005, these AIU reserves carried by participants in the American Home/National Union pool amounted to approximately $2.15 billion. The remaining Foreign General reserves are carried by AIUO, AIRCO, and other smaller AIG subsidiaries domiciled outside the United States. Statutory filings in the U.S. by AIG companies reflect all the business written by U.S. domiciled entities only, and therefore exclude business written by AIUO, AIRCO, and all other internationally domiciled subsidiaries. The total reserves carried at year-end 2005 by AIUO and AIRCO were approximately $3.72 billion and $4.21 billion, respectively. AIRCO’s $4.21 billion in total general insurance reserves consist of approximately $3.77 billion from business assumed from the American Home/National Union pool and an additional $440 million relating to Foreign General Insurance business.
Discounting of Reserves
At December 31, 2005, AIG’s overall General Insurance net loss reserves reflects a loss reserve discount of $2.11 billion, including tabular and non-tabular calculations. The tabular workers compensation discount is calculated using a 3.5 percent interest rate and the 1979-81 Decennial Mortality Table. The non-tabular workers compensation discount is calculated separately for companies domiciled in New York and Pennsylvania, and follows the statutory regulations for each state. For New York companies, the discount is based on a five percent interest rate and the companies’ own payout patterns. For Pennsylvania companies, the statute has specified discount factors for accident years 2001 and prior, which are based on a six percent interest rate and an industry payout pattern. For accident years 2002 and subsequent, the discount is based on the yield of U.S. Treasury securities ranging from one to twenty years and the company’s own payout pattern, with the

AMERICAN INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

future expected payment for each year using the interest rate associated with the corresponding Treasury security yield for that time period. The discount is comprised of the following: $512 million — tabular discount for workers compensation in DBG; $1.11 billion — non-tabular discount for workers compensation in DBG; and, $490 million — non-tabular discount for other liability occurrence and products liability occurrence in AIRCO. The total undiscounted workers compensation loss reserve carried by DBG is approximately $9.5 billion as of year-end 2005. The other liability occurrence and products liability occurrence business in AIRCO that is assumed from DBG is discounted based on the yield of U.S. Treasury securities ranging from one to twenty years and the DBG payout pattern for this business. The undiscounted reserves assumed by AIRCO from DBG totaled approximately $4.26 billion at December 31, 2005.
Results of 2005 Reserving Process
It is management’s belief that the General Insurance net loss reserves are adequate to cover General Insurance net losses and loss expenses as of December 31, 2005. While AIG annually reviews the adequacy of established loss reserves, there can be no assurance that AIG’s ultimate loss reserves will not develop adversely and materially exceed AIG’s loss reserves as of December 31, 2005. In the opinion of management, such adverse development and resulting increase in reserves is not likely to have a material adverse effect on AIG’s consolidated financial position, although it could have a material adverse effect on AIG’s consolidated results of operations for an individual reporting period. See “Risk Factors — Casualty Insurance and Underwriting Reserves” in Item 1A. Risk Factors.
    As part of the 2005 year-end actuarial loss reserve analysis, AIG expanded its review processes and conducted additional studies. In addition, in August 2005, AIG commissioned a third-party actuary to assist in a comprehensive review of the loss reserves of AIG’s principal property-casualty insurance operations, including an independent ground up study of AIG’s asbestos and environmental exposures. AIG’s management carefully considered the analyses provided by its actuarial staff and by the third-party actuary for each class of business in determining AIG’s best estimate of its loss reserves.
The table below presents the reconciliation of net loss reserves for 2005, 2004 and 2003 as follows:

(in millions)	2005		2004		2003

Net reserve for losses and loss expenses at beginning of year	$47,254		$36,228		$29,347
Foreign exchange effect	(628)		524		580
Acquisition	–		–		391	(a)

Losses and loss expenses incurred:
Current year	28,426		26,793		20,509
Prior years(b)	4,665	(c)	3,564	(d)	2,363

Losses and loss expenses incurred	33,091		30,357		22,872

Losses and loss expenses paid:
Current year	7,331		7,692		6,187
Prior years	14,910		12,163		10,775

Losses and loss expenses paid	22,241		19,855		16,962

Net reserve for losses and loss expenses at end of year	$57,476		$47,254		$36,228

(a)	Reflects the opening balances with respect to the GE U.S.-based auto and home insurance business acquired in 2003.

(b)	Includes accretion of discount of $(15) million in 2005, including an increase of $375 million in the discount recorded in 2005; $377 million in 2004 and $296 million in 2003. Additionally, includes $269 million in 2005, $317 million in 2004 and $323 million in 2003 for the general reinsurance operations of Transatlantic, and $197 million of additional losses incurred in 2005 resulting from increased labor and material costs related to the 2004 Florida hurricanes.

(c)	Includes fourth quarter charge of $1.8 billion.

(d)	Includes fourth quarter charge of $850 million attributable to the change in estimate for asbestos and environmental exposures.
    For 2005, AIG’s overall net loss reserve development from prior accident years was an increase of approximately $4.67 billion, including approximately $269 million from the general reinsurance operations of Transatlantic. This $4.67 billion adverse development in 2005 was comprised of approximately $8.60 billion for the 2002 and prior accident years, partially offset by favorable development for accident years 2003 and 2004 for most classes of business, with the notable exception being D&O. The adverse loss development for 2002 and prior accident years is attributable to approximately $4.0 billion of development from D&O and related management liability classes of business, excess casualty, and excess workers compensation, and to approximately $900 million of adverse development from asbestos and environmental claims. The remaining portion of the adverse development for 2002 and prior accident years includes approximately $520 million related to Transatlantic with the balance spread across many other classes of business.
    For 2004, AIG’s overall net loss reserve development from prior accident years was an increase of approximately $3.56 billion, including approximately $317 million from the general reinsurance operations of Transatlantic and approximately $377 million from accretion of loss reserve discount. The overall net adverse

Management’s Discussion and Analysis of
Financial Condition and Results of Operations Continued

such asbestos and environmental claims. These units evaluate these asbestos and environmental claims utilizing a claim-by-claim approach that involves a detailed review of individual policy terms and exposures. Because each policyholder presents different liability and coverage issues, AIG generally evaluates exposure on a policy-by-policy basis, considering a variety of factors such as known facts, current law, jurisdiction, policy language and other factors that are unique to each policy. Quantitative techniques have to be supplemented by subjective considerations including management judgment. Each claim is reviewed at least semi-annually utilizing the aforementioned approach and adjusted as necessary to reflect the current information.
    In both the specialized and dedicated asbestos and environmental claims units, AIG actively manages and pursues early resolution with respect to these claims in an attempt to mitigate its exposure to the unpredictable development of these claims. AIG attempts to mitigate its known long-tail environmental exposures by utilizing a combination of proactive claim-resolution techniques including policy buybacks, complete environmental releases, compromise settlements, and, where indicated, litigation.
    With respect to asbestos claims handling, AIG’s specialized claims staff operates to mitigate losses through proactive handling, supervision and resolution of asbestos cases. Thus, while AIG has resolved all claims with respect to miners and major manufacturers (Tier One), its claims staff continues to operate under the same proactive philosophy to resolve claims involving accounts with products containing asbestos (Tier Two), products containing small amounts of asbestos, companies in the distribution process, and parties with remote, ill defined involvement in asbestos (Tiers Three and Four). Through its commitment to appropriate staffing, training, and management oversight of asbestos cases, AIG mitigates to the extent possible its exposure to these claims.
    To determine the appropriate loss reserve as of December 31, 2005 for its asbestos and environmental exposures, AIG performed a series of top-down and ground-up reserve analyses. In order to ensure it had the most comprehensive analysis possible, AIG engaged a third-party actuary to assist in a review of these exposures including ground-up estimates for both asbestos reserves and environmental reserves. Prior to 2005, AIG’s reserve analyses for asbestos and environmental exposures was focused around a report year projection of aggregate losses for both asbestos and environmental reserves. Additional tests such as market share analyses were also performed. Ground-up analyses take into account policyholder-specific and claim-specific information that has been gathered over many years from a variety of sources. Ground-up studies can thus more accurately assess the exposure to AIG’s layers of coverage for each policyholder, and hence for all policyholders in the aggregate provided a sufficient sample of the policyholders can be modeled in this manner.
    In order to ensure its ground-up analysis was as comprehensive as possible, AIG staff produced the information required at policy and claim level detail for nearly 1,000 asbestos defendants and over 1,100 environmental defendants. This represented nearly 90 percent of all accounts for which AIG had received any claim notice of any amount pertaining to asbestos or environmental exposure. AIG did not set any minimum thresholds such as amount of case reserve outstanding, or paid losses to date, that would have served to reduce the sample size and hence the comprehensiveness of the ground-up analysis. The results of the ground-up analysis for each significant account were examined by AIG’s claims staff for reasonableness, for consistency with policy coverage terms, and any claim settlement terms applicable. Adjustments were incorporated accordingly. The results from the universe of modeled accounts, which as noted above reflects the vast majority of AIG’s known exposures, were then utilized to estimate the ultimate losses from accounts that could not be modeled and to determine the appropriate provision for all unreported claims.
    AIG conducted a comprehensive analysis of reinsurance recoverability to establish the appropriate asbestos and environmental reserve net of reinsurance. AIG determined the amount of reinsurance that would be ceded to insolvent reinsurers or to commuted reinsurance contracts for both reported claims and for IBNR. These amounts were then deducted from the indicated amount of reinsurance recoverable.
    AIG also completed a top-down report year projection of its indicated asbestos and environmental loss reserves. These projections consist of a series of tests performed separately for asbestos and for environmental exposures.
    For asbestos, these tests project the expected losses to be reported over the next twenty years, i.e., from 2006 through 2025, based on the actual losses reported through 2005 and the expected future loss emergence for these claims. Three scenarios were tested, with a series of assumptions ranging from more optimistic to more conservative. In the first scenario, all carried asbestos case reserves are assumed to be within ten percent of their ultimate settlement value. The second scenario relies on an actuarial projection of report year development for asbestos claims reported from 1993 to the present to estimate case reserve adequacy as of year-end 2005. The third scenario relies on an actuarial projection of report year claims for asbestos but reflects claims reported from 1989 to the present to estimate case reserve adequacy as of year-end 2005. Based on the results of the prior report years for each of the three ’scenarios described above, the report year approach then projects forward to the year 2025 the expected future report year losses, based on AIG’s estimate of reasonable loss trend assumptions. These calculations are performed on losses gross of reinsurance. The IBNR (including a provision for development of reported claims) on a net basis is based on applying a factor reflecting the expected ratio of net losses to gross losses for future loss emergence.
    For environmental claims, an analogous series of frequency/ severity tests are produced. Environmental claims from future report years, (i.e., IBNR) are projected out ten years, i.e., through the year 2015.
    At year-end 2005, AIG considered a number of factors and recent experience, in addition to the results of the respective top-down and ground-up analyses performed for asbestos and environmental reserves. Among the factors considered by AIG was the continued deterioration in its asbestos report year

Annex J
AMERICAN INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

future expected payment for each year using the interest rate associated with the corresponding Treasury security yield for that time period. The discount is comprised of the following: $512 million — tabular discount for workers compensation in DBG; $1.11 billion — non-tabular discount for workers compensation in DBG; and, $490 million — non-tabular discount for other liability occurrence and products liability occurrence in AIRCO. The total undiscounted workers compensation loss reserve carried by DBG is approximately $9.5 billion as of year-end 2005. The other liability occurrence and products liability occurrence business in AIRCO that is assumed from DBG is discounted based on the yield of U.S. Treasury securities ranging from one to twenty years and the DBG payout pattern for this business. The undiscounted reserves assumed by AIRCO from DBG totaled approximately $4.26 billion at December 31, 2005.
Results of 2005 Reserving Process
It is management’s belief that the General Insurance net loss reserves are adequate to cover General Insurance net losses and loss expenses as of December 31, 2005. While AIG annually reviews the adequacy of established loss reserves, there can be no assurance that AIG’s ultimate loss reserves will not develop adversely and materially exceed AIG’s loss reserves as of December 31, 2005. In the opinion of management, such adverse development and resulting increase in reserves is not likely to have a material adverse effect on AIG’s consolidated financial position, although it could have a material adverse effect on AIG’s consolidated results of operations for an individual reporting period. See “Risk Factors — Casualty Insurance and Underwriting Reserves” in Item 1A. Risk Factors.
    As part of the 2005 year-end actuarial loss reserve analysis, AIG expanded its review processes and conducted additional studies. In addition, in August 2005, AIG commissioned a third-party actuary to assist in a comprehensive review of the loss reserves of AIG’s principal property-casualty insurance operations, including an independent ground up study of AIG’s asbestos and environmental exposures. AIG’s management carefully considered the analyses provided by its actuarial staff and by the third-party actuary for each class of business in determining AIG’s best estimate of its loss reserves.
The table below presents the reconciliation of net loss reserves for 2005, 2004 and 2003 as follows:

(in millions)	2005		2004		2003

Net reserve for losses and loss expenses at beginning of year	$47,254		$36,228		$29,347
Foreign exchange effect	(628)		524		580
Acquisition	–		–		391	(a)

Losses and loss expenses incurred:
Current year	28,426		26,793		20,509
Prior years(b)	4,665	(c)	3,564	(d)	2,363

Losses and loss expenses incurred	33,091		30,357		22,872

Losses and loss expenses paid:
Current year	7,331		7,692		6,187
Prior years	14,910		12,163		10,775

Losses and loss expenses paid	22,241		19,855		16,962

Net reserve for losses and loss expenses at end of year	$57,476		$47,254		$36,228

(a)	Reflects the opening balances with respect to the GE U.S.-based auto and home insurance business acquired in 2003.

(b)	Includes accretion of discount of $(15) million in 2005, including an increase of $375 million in the discount recorded in 2005; $377 million in 2004 and $296 million in 2003. Additionally, includes $269 million in 2005, $317 million in 2004 and $323 million in 2003 for the general reinsurance operations of Transatlantic, and $197 million of additional losses incurred in 2005 resulting from increased labor and material costs related to the 2004 Florida hurricanes.

(c)	Includes fourth quarter charge of $1.8 billion.

(d)	Includes fourth quarter charge of $850 million attributable to the change in estimate for asbestos and environmental exposures.
    For 2005, AIG’s overall net loss reserve development from prior accident years was an increase of approximately $4.67 billion, including approximately $269 million from the general reinsurance operations of Transatlantic. This $4.67 billion adverse development in 2005 was comprised of approximately $8.60 billion for the 2002 and prior accident years, partially offset by favorable development for accident years 2003 and 2004 for most classes of business, with the notable exception being D&O. The adverse loss development for 2002 and prior accident years is attributable to approximately $4.0 billion of development from D&O and related management liability classes of business, excess casualty, and excess workers compensation, and to approximately $900 million of adverse development from asbestos and environmental claims. The remaining portion of the adverse development for 2002 and prior accident years includes approximately $520 million related to Transatlantic with the balance spread across many other classes of business.
    For 2004, AIG’s overall net loss reserve development from prior accident years was an increase of approximately $3.56 billion, including approximately $317 million from the general reinsurance operations of Transatlantic and approximately $377 million from accretion of loss reserve discount. The overall net adverse

Management’s Discussion and Analysis of
Financial Condition and Results of Operations Continued

development also included approximately $1.01 billion from asbestos and environmental claims, including the $850 million charge reflected in the fourth quarter of 2004. The majority of the remaining net adverse development was attributable to approximately $750 million of adverse development pertaining to accident years 2002 and prior for the D&O and related management liability classes of business, and to approximately $500 million of adverse development pertaining to accident years 2000 and prior for the excess casualty class.
    For 2003, AIG’s overall net adverse reserve development from prior accident years was approximately $2.36 billion, including approximately $323 million from the general reinsurance operations of Transatlantic, and approximately $296 million pertaining to the accretion of loss reserve discount. The overall net adverse development also included approximately $95 million of net adverse development related to asbestos and environmental claims. The remaining net adverse development was principally attributable to approximately $400 million of adverse development pertaining to accident years 2000 and prior for excess casualty, approximately $450 million of adverse development from D&O and related management liability classes of business pertaining to accident years 2002 and prior, and approximately $250 million of adverse development pertaining to accident years 2002 and prior for healthcare classes of business. The adverse development for excess casualty from accident years 2000 and prior was partially offset by favorable development from accident years 2001 and 2002.
    The following is a discussion of the primary reasons for the adverse development in 2005, 2004 and 2003. See “Asbestos and Environmental Reserves” below for a further discussion of asbestos and environmental reserves and developments.
D&O and related management liability classes of business: The adverse development relates principally to accident years 2002 and prior. This adverse development resulted from significant loss cost escalation due to a variety of factors, including the following: the increase in frequency and severity of corporate bankruptcies; the increase in frequency of financial statement restatements; the sharp rise in market capitalization of publicly traded companies; and the increase in the number of initial public offerings, which led to an unprecedented number of IPO allocation/laddering suits in 2001. In addition, extensive utilization of multi-year policies during this period limited AIG’s ability to respond to emerging trends as rapidly as would otherwise be the case. AIG has experienced significant adverse loss development since 2002 as a result of these issues. AIG has taken numerous actions in response to this development, including rate increases and policy form and coverage changes to better contain future loss costs in this class of business.
    In the year-end 2003 and 2004 loss reserve reviews, AIG’s actuaries responded to the adverse development for D&O and related management liability classes by increasing the loss development factor assumptions. The development factors applicable to accident years 1997 and subsequent were increased by approximately 4 percent in the year-end 2003 reserve study and increased by an additional 5 percent in the year-end 2004 reserve study. In addition, the expected loss ratios for accident years 2001 and subsequent were increased in the 2003 study to take into account the higher ultimate loss ratios for accident years 2000 and prior. In the 2004 study, the expected loss ratios for accident years 2002 and subsequent were increased to take into account the higher ultimate loss ratios for accident years 2001 and prior. The loss ratios for the older accident years increased due to the combination of higher than expected loss development in the year and the increase in the loss development factor assumptions.
    For the year-end 2005 loss reserve review, AIG’s actuaries responded to the continuing adverse development by further increasing the loss development factor assumptions. The loss development factors applicable to 1997 and subsequent accident years were increased by approximately 4 percent. In addition, AIG’s actuaries began to give greater weight to loss development methods for accident years 2002 and 2003, in order to more fully respond to the recent loss experience. AIG’s claims staff also conducted a series of ground-up claim projections covering all open claims for this business through accident year 2004. AIG’s actuaries benchmarked the loss reserve indications for all accident years through 2004 to these claim projections. Loss reserves pertaining to D&O and related management liability classes of business are included in the Other Liability Claims Made line of business, as presented in the table on page 34.
Excess Casualty: The adverse development related principally to accident years 2000 and prior, and to a lesser extent 2001, and resulted from significant loss cost increases due to both frequency and severity of claims. The increase in loss costs resulted primarily from medical inflation, which increased the economic loss component of tort claims, advances in medical care, which extended the life span of severely injured workers, and larger jury verdicts, which increased the value of severe tort claims. An additional factor affecting AIG’s excess casualty experience in recent years has been the accelerated exhaustion of underlying primary policies for homebuilders. This has led to increasing construction defect-related claims activity on AIG’s excess policies. Many excess casualty policies were written on a multi-year basis in the late 1990s, which limited AIG’s ability to respond to emerging market trends as rapidly as would otherwise be the case. In subsequent years, AIG responded to these emerging trends by increasing rates and implementing numerous policy form and coverage changes. This led to a significant improvement in experience beginning with accident year 2001.
    In the year-end 2003 and 2004 loss reserve reviews, AIG’s actuaries responded to the adverse development for excess casualty by increasing the loss development factor assumptions. In the year-end 2003 study, the development factors applicable to accident years 1997 and subsequent were increased by approximately 6 percent. In the year-end 2004 reserve study, the development factors applicable to accident years 1998 and subsequent were increased by 12 percent. In addition, the expected loss ratios for accident years 2001 and subsequent were increased in the 2003 study to take into account the higher ultimate loss ratios for accident years 2000 and prior. In the 2004 study, the expected loss ratios for accident years 2002 and subsequent were increased to take into account the higher ultimate loss ratios for accident years 2001 and prior.
    For the year-end 2005 loss reserve review, AIG’s actuaries responded to the continuing adverse development by further increasing the loss development factors applicable to accident years 1999 and subsequent by approximately 5 percent. In addition, to more accurately estimate losses for construction

AMERICAN INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

defect-related claims, a separate review was performed by AIG claims staff for accounts with significant exposure to these claims. Loss reserves pertaining to the excess casualty class of business are generally included in the Other Liability Occurrence line of business, with a small portion of the excess casualty reserves included in the Other Liability Claims Made line of business, as presented in the table on page 34.
Excess Workers Compensation: The adverse development for prior years was approximately $1.0 billion related to 2002 and prior accident years. This adverse development resulted primarily from significant loss cost increases, primarily attributable to rapidly increasing medical inflation and advances in medical care, which increased the cost of covered medical care and extended the life span of severely injured workers. The effect of these factors on excess workers compensation claims experience is leveraged, as frequency is increased by the rising number of claims that reach the excess layers.
    In response to the continuing loss development, an additional study was conducted for the 2005 year-end actuarial reserve analysis for DBG pertaining to the selection of loss development factors for this class of business. Claims for excess workers compensation exhibit an exceptionally long-tail of loss development, running for decades from the date the loss is incurred. Thus, the adequacy of loss reserves for this class is sensitive to the estimated loss development factors, as such factors may be applied to many years of loss experience. In order to better estimate the tail development for this class, AIG claims staff conducted a claim-by-claim projection of the expected ultimate paid loss for each open claim for 1998 and prior accident years as these are the primary years from which the tail factors are derived. The objective of the study was to provide a benchmark against which loss development factors in the tail could be evaluated. The resulting loss development factors utilized by the actuaries in the year-end 2005 study reflected an increase of approximately 18 percent from the factors used in the prior year study without the benefit of the claims benchmark. In addition, the loss cost trend assumption for excess workers compensation was increased from approximately 2.5 percent to 6 percent for the 2005 study.
Overview of Loss Reserving Process
    The General Insurance loss reserves can generally be categorized into two distinct groups. One group is short-tail classes of business consisting principally of property, personal lines and certain casualty classes. The other group is long-tail casualty classes of business which includes excess and umbrella liability, D&O, professional liability, medical malpractice, workers compensation, general liability, products liability, and related classes.
Short-Tail Reserves
    For operations writing short-tail coverages, such as property coverages, the process of recording quarterly loss reserves is generally geared toward maintaining an appropriate reserve for the outstanding exposure, rather than determining an expected loss ratio for current business. For example, the IBNR reserve required for a class of property business might be expected to approximate 20 percent of the latest year’s earned premiums, and this level of reserve would generally be maintained regardless of the loss ratio emerging in the current quarter. The 20 percent factor would be adjusted to reflect changes in rate levels, loss reporting patterns, known exposure to unreported losses, or other factors affecting the particular class of business.
Long-Tail Reserves
    Estimation of ultimate net losses and loss expenses (net losses) for long-tail casualty classes of business is a complex process and depends on a number of factors, including the class and volume of business involved. Experience in the more recent accident years of long-tail casualty classes of business shows limited statistical credibility in reported net losses because a relatively low proportion of net losses would be reported claims and expenses and an even smaller percentage would be net losses paid. Therefore, IBNR would constitute a relatively high proportion of net losses.
    AIG’s carried net long-tail loss reserves are tested using loss trend factors that AIG considers appropriate for each class of business. A variety of actuarial methods and assumptions is normally employed to estimate net losses for long-tail casualty classes of businesses. These methods ordinarily involve the use of loss trend factors intended to reflect the annual growth in loss costs from one accident year to the next. For the majority of long-tail casualty classes of business, net loss trend factors approximated five percent. Loss trend factors reflect many items including changes in claims handling, exposure and policy forms, current and future estimates of monetary inflation and social inflation and increases in litigation and awards. These factors are periodically reviewed and adjusted, as appropriate, to reflect emerging trends which are based upon past loss experience. Thus, many factors are implicitly considered in estimating the year to year growth in loss costs.
    A number of actuarial assumptions are generally made in the review of reserves for each class of business. For longer tail classes of business, actuarial assumptions generally are made with respect to the following:

-	Loss trend factors which are used to establish expected loss ratios for subsequent accident years based on the projected loss ratio for prior accident years.
-	Expected loss ratios for the latest accident year (i.e., accident year 2005 for the year-end 2005 loss reserve analysis) and, in some cases for accident years prior to the latest accident year. The expected loss ratio generally reflects the projected loss ratio from prior accident years, adjusted for the loss trend (see above) and the effect of rate changes and other quantifiable factors on the loss ratio. For low-frequency, high-severity classes such as excess casualty, expected loss ratios generally are used for at least the three most recent accident years.
-	Loss development factors which are used to project the reported losses for each accident year to an ultimate basis. Generally, the actual loss development factors observed from prior accident years would be used as a basis to determine the loss development factors for the subsequent accident years.
    AIG records quarterly changes in loss reserves for each of its many General Insurance classes of business. The overall change in AIG’s loss reserves is based on the sum of these

Management’s Discussion and Analysis of
Financial Condition and Results of Operations Continued

classes of business changes. For most long-tail classes of business, the process of recording quarterly loss reserve changes involves determining the estimated current loss ratio for each class of coverage. This loss ratio is multiplied by the current quarter’s net earned premium for that class of coverage to determine the current accident quarter’s total estimated net incurred loss and loss expense. The change in loss reserves for the quarter for each class is thus the difference between the net incurred loss and loss expense, estimated as described above, and the net paid losses and loss expenses in the quarter. Also any change in estimated ultimate losses from prior accident years, either positive or negative, is reflected in the loss reserve for the current quarter.
Details of the Loss Reserving Process
    The process of determining the current loss ratio for each class of business is based on a variety of factors. These include, but are not limited to, the following considerations: prior accident year and policy year loss ratios; rate changes; changes in coverage, reinsurance, or mix of business; and actual and anticipated changes in external factors affecting results, such as trends in loss costs or in the legal and claims environment. The current loss ratio for each class of business reflects input from actuarial, underwriting and claims staff and is intended to represent management’s best estimate of the current loss ratio after reflecting all of the factors described above. At the close of each quarter, the assumptions underlying the loss ratios are reviewed to determine if the loss ratios based thereon remain appropriate. This process includes a review of the actual claims experience in the quarter, actual rate changes achieved, actual changes in coverage, reinsurance or mix of business, and changes in certain other factors that may affect the loss ratio. When this review suggests that the initially determined loss ratio is no longer appropriate, the loss ratio for current business is changed to reflect the revised assumptions.
    A comprehensive annual loss reserve review is completed in the fourth quarter of each year for each AIG general insurance subsidiary. These reviews are conducted in full detail for each class of business for each subsidiary, and thus consist of hundreds of individual analyses. The purpose of these reviews is to confirm the appropriateness of the reserves carried by each of the individual subsidiaries, and therefore of AIG’s overall carried reserves. The reserve analysis for each class of business is performed by the actuarial personnel who are most familiar with that class of business. In completing these detailed actuarial reserve analyses, the actuaries are required to make numerous assumptions, including the selection of loss development factors and loss cost trend factors. They are also required to determine and select the most appropriate actuarial methods to employ for each business class. Additionally, they must determine the appropriate segmentation of data from which the adequacy of the reserves can be most accurately tested. In the course of these detailed reserve reviews a point estimate of the loss reserve is determined. The sum of these point estimates for each class of business for each subsidiary provides an overall actuarial point estimate of the loss reserve for that subsidiary. The ultimate process by which the actual carried reserves are determined considers both the actuarial point estimate and numerous other internal and external factors including a qualitative assessment of inflation and other economic conditions in the United States and abroad, changes in the legal, regulatory, judicial and social environment, underlying policy pricing, terms and conditions, and claims handling. Loss reserve development can also be affected by commutations of assumed and ceded reinsurance agreements.
Actuarial Methods for Major Classes of Business
    In testing the reserves for each class of business, a determination is made by AIG’s actuaries as to the most appropriate actuarial methods. This determination is based on a variety of factors including the nature of the claims associated with the class of business, such as frequency or severity. Other factors considered include the loss development characteristics associated with the claims, the volume of claim data available for the applicable class, and the applicability of various actuarial methods to the class. In addition to determining the actuarial methods, the actuaries determine the appropriate loss reserve groupings of data. For example, AIG writes a great number of unique subclasses of professional liability. For pricing or other purposes, it is appropriate to evaluate the profitability of each subclass individually. However, for purposes of estimating the loss reserves for professional liability, it is appropriate to combine the subclasses into larger groups. The greater degree of credibility in the claims experience of the larger groups may outweigh the greater degree of homogeneity of the individual subclasses. This determination of data segmentation and actuarial methods is carefully considered for each class of business. The segmentation and actuarial methods chosen are those which together are expected to produce the most accurate estimate of the loss reserves.
    Actuarial methods used by AIG for most long-tail casualty classes of business include loss development methods and expected loss ratio methods, including “Bornhuetter Ferguson” methods described below. Other methods considered include frequency/severity methods, although these are generally used by AIG more for pricing analysis than for loss reserve analysis. Loss development methods utilize the actual loss development patterns from prior accident years to project the reported losses to an ultimate basis for subsequent accident years. Loss development methods generally are most appropriate for classes of business which exhibit a stable pattern of loss development from one accident year to the next, and for which the components of the classes have similar development characteristics. For example, property exposures would generally not be combined into the same class as casualty exposures, and primary casualty exposures would generally not be combined into the same class as excess casualty exposures. Expected loss ratio methods are generally utilized by AIG where the reported loss data lacks sufficient credibility to utilize loss development methods, such as for new classes of business or for long-tail classes at early stages of loss development.
    Expected loss ratio methods rely on the application of an expected loss ratio to the earned premium for the class of business to determine the loss reserves. For example, an expected loss ratio of 70 percent applied to an earned premium base of $10 million for a class of business would generate an

AMERICAN INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

ultimate loss estimate of $7 million. Subtracting any reported paid losses and loss expense would result in the indicated loss reserve for this class. “Bornhuetter Ferguson” methods are expected loss ratio methods for which the expected loss ratio is applied only to the expected unreported portion of the losses. For example, for a long-tail class of business for which only 10 percent of the losses are expected to be reported at the end of the accident year, the expected loss ratio would be applied to the 90 percent of the losses still unreported. The actual reported losses at the end of the accident year would be added to determine the total ultimate loss estimate for the accident year. Subtracting the reported paid losses and loss expenses would result in the indicated loss reserve. In the example above, the expected loss ratio of 70 percent would be multiplied by 90 percent. The result of 63 percent would be applied to the earned premium of $10 million resulting in an estimated unreported loss of $6.3 million. Actual reported losses would be added to arrive at the total ultimate losses. If the reported losses were $1 million, the ultimate loss estimate under the “Bornhuetter Ferguson” method would be $7.3 million versus the $7 million amount under the expected loss ratio method described above. Thus, the “Bornhuetter Ferguson” method gives partial credibility to the actual loss experience to date for the class of business. Loss development methods generally give full credibility to the reported loss experience to date. In the example above, loss development methods would typically indicate an ultimate loss estimate of $10 million, as the reported losses of $1 million would be estimated to reflect only 10 percent of the ultimate losses.
    A key advantage of loss development methods is that they respond quickly to any actual changes in loss costs for the class of business. Therefore, if loss experience is unexpectedly deteriorating or improving, the loss development method gives full credibility to the changing experience. Expected loss ratio methods would be slower to respond to the change, as they would continue to give more weight to the expected loss ratio, until enough evidence emerged for the expected loss ratio to be modified to reflect the changing loss experience. On the other hand, loss development methods have the disadvantage of overreacting to changes in reported losses if in fact the loss experience is not credible. For example, the presence or absence of large losses at the early stages of loss development could cause the loss development method to overreact to the favorable or unfavorable experience by assuming it will continue at later stages of development. In these instances, expected loss ratio methods such as “Bornhuetter Ferguson” have the advantage of properly recognizing large losses without extrapolating unusual large loss activity onto the unreported portion of the losses for the accident year. AIG’s loss reserve reviews for long-tail classes typically utilize a combination of both loss development and expected loss ratio methods. Loss development methods are generally given more weight for accident years and classes of business where the loss experience is highly credible. Expected loss ratio methods are given more weight where the reported loss experience is less credible, or is driven more by large losses. Expected loss ratio methods require sufficient information to determine the appropriate expected loss ratio. This information generally includes the actual loss ratios for prior accident years, and rate changes as well as underwriting or other changes which would affect the loss ratio. Further, an estimate of the loss cost trend or loss ratio trend is required in order to allow for the effect of inflation and other factors which may increase or otherwise change the loss costs from one accident year to the next.
    Frequency/severity methods generally rely on the determination of an ultimate number of claims and an average severity for each claim for each accident year. Multiplying the estimated ultimate number of claims for each accident year by the expected average severity of each claim produces the estimated ultimate loss for the accident year. Frequency/severity methods generally require a sufficient volume of claims in order for the average severity to be predictable. Average severity for subsequent accident years is generally determined by applying an estimated annual loss cost trend to the estimated average claim severity from prior accident years. Frequency/severity methods have the advantage that ultimate claim counts can generally be estimated more quickly and accurately than can ultimate losses. Thus, if the average claim severity can be accurately estimated, these methods can more quickly respond to changes in loss experience than other methods. However, for average severity to be predictable, the class of business must consist of homogeneous types of claims for which loss severity trends from one year to the next are reasonably consistent. Generally these methods work best for high frequency, low severity classes of business such as personal auto. AIG utilizes these methods in pricing subclasses of professional liability. However, AIG does not generally utilize frequency/severity methods to test loss reserves, due to the general nature of AIG’s reserves being applicable to lower frequency, higher severity commercial classes of business where average claim severity is volatile.
Excess Casualty: AIG generally uses a combination of loss development methods and expected loss ratio methods for excess casualty classes. Expected loss ratio methods are generally utilized for at least the three latest accident years, due to the relatively low credibility of the reported losses. The loss experience is generally reviewed separately for lead umbrella classes and for other excess classes, due to the relatively shorter tail for lead umbrella business. Automobile-related claims are generally reviewed separately from non-auto claims, due to the shorter tail nature of the automobile related claims. The expected loss ratios utilized for recent accident years are based on the projected ultimate loss ratios of prior years, adjusted for rate changes, estimated loss cost trends and all other changes that can be quantified. The estimated loss cost trend utilized in the year-end 2005 reviews averaged approximately 6 percent for excess casualty classes. Frequency/severity methods are generally not utilized as the vast majority of reported claims do not result in a claim payment. In addition, the average severity varies significantly from accident year to accident year due to large losses which characterize this class of business, as well as changing proportions of claims which do not result in a claim payment.
D&O: AIG generally utilizes a combination of loss development methods and expected loss ratio methods for D&O and related management liability classes of business. Expected loss ratio methods are given more weight in the two most recent accident

Management’s Discussion and Analysis of
Financial Condition and Results of Operations Continued

years, whereas loss development methods are given more weight in more mature accident years. Beginning with the year-end 2005 loss reserve review, AIG’s actuaries began to utilize claim projections provided by AIG claims staff as a benchmark for determining the indicated ultimate losses for accident years 2004 and prior. In prior years, AIG’s actuaries had utilized these claims projections as a benchmark for profitability studies for major classes of D&O and related management liability business. The track record of these claims projections has indicated a very low margin of error, thus providing support for their usage as a benchmark in determining the estimated loss reserve. These classes of business reflect claims made coverage, and losses are characterized by low frequency and high severity. Thus, the claim projections can produce an accurate overall indicator of the ultimate loss exposure for these classes by identifying and estimating all large losses. Frequency/severity methods are generally not utilized for these classes as the overall losses are driven by large losses more than by claim frequency. Severity trends have varied significantly from accident year to accident year.
Workers Compensation: AIG generally utilizes loss development methods for all but the most recent accident year. Expected loss ratio methods generally are given significant weight only in the most recent accident year. Workers compensation claims are generally characterized by high frequency, low severity, and relatively consistent loss development from one accident year to the next. AIG is a leading writer of workers compensation, and thus has sufficient volume of claims experience to utilize development methods. AIG does not believe frequency/severity methods are as appropriate, due to significant growth and changes in AIG’s workers compensation business over the years. AIG generally segregates California business from other business in evaluating workers compensation reserves. Certain classes of workers compensation, such as construction, are also evaluated separately. Additionally, AIG writes a number of very large accounts which include workers compensation coverage. These accounts are generally priced by AIG actuaries, and to the extent appropriate, the indicated losses based on the pricing analysis may be utilized to record the initial estimated loss reserves for these accounts.
Excess Workers Compensation: AIG generally utilizes a combination of loss development methods and expected loss ratio methods. Loss development methods are given the greater weight for mature accident years such as 1999 and prior. Expected loss ratio methods are given the greater weight for the more recent accident years. Excess workers compensation is an extremely long-tail class of business, with loss emergence extending for decades. Therefore there is limited credibility in the reported losses for many of the more recent accident years. Beginning with the year-end 2005 loss reserve review, AIG’s actuaries began to utilize claims projections provided by AIG claims staff to help determine the loss development factors for this class of business.
General Liability: AIG generally uses a combination of loss development methods and expected loss ratio methods for primary general liability or products liability classes. For certain classes of business with sufficient loss volume, loss development methods may be given significant weight for all but the most recent one or two accident years, whereas for smaller or more volatile classes of business, loss development methods may be given limited weight for the five or more most recent accident years. Expected loss ratio methods would be utilized for the more recent accident years for these classes. The loss experience for primary general liability business is generally reviewed at a level that is believed to provide the most appropriate data for reserve analysis. For example, primary claims made business is generally segregated from business written on an occurrence policy form. Additionally, certain subclasses, such as construction, are generally reviewed separately from business in other subclasses. Due to the fairly long-tail nature of general liability business, and the many subclasses that are reviewed individually, there is less credibility in the reported losses and increased reliance on expected loss ratio methods. AIG’s actuaries generally do not utilize frequency/severity methods to test reserves for this business, due to significant changes and growth in AIG’s general liability and products liability business over the years.
Commercial Automobile Liability: AIG generally utilizes loss development methods for all but the most recent accident year for commercial automobile classes of business. Expected loss ratio methods are generally given significant weight only in the most recent accident year. Frequency/severity methods are generally not utilized due to significant changes and growth in this business over the years.
Healthcare: AIG generally uses a combination of loss development methods and expected loss ratio methods for healthcare classes of business. The largest component of the healthcare business consists of coverage written for hospitals and other healthcare facilities. Reserves for excess coverage are tested separately from those for primary coverage. For primary coverages, loss development methods are generally given the majority of the weight for all but the latest three accident years, and are given some weight for all years other than the latest accident year. For excess coverages, expected loss methods are generally given all the weight for the latest three accident years, and are also given considerable weight for accident years prior to the latest three years. For other classes of healthcare coverage, an analogous weighting between loss development and expected loss ratio methods is utilized. The weights assigned to each method are those which are believed to result in the best combination of responsiveness and stability. Frequency/severity methods are sometimes utilized for pricing certain healthcare accounts or business. However, in testing loss reserves the business is generally combined into larger groupings to enhance the credibility of the loss experience. The frequency/severity methods that are applicable in pricing may not be appropriate for reserve testing and thus frequency/severity methods are not generally employed in AIG’s healthcare reserve analyses.
Professional Liability: AIG generally uses a combination of loss development methods and expected loss ratio methods for professional liability classes of business. Loss development methods are used for the more mature accident years. Greater weight is given to expected loss ratio methods in the more recent accident years. Reserves are tested separately for claims made classes and classes written on occurrence policy forms. Further segmentations are made in a manner believed to provide the most appropriate balance between credibility and homogeneity of the data. Frequency/severity methods are used in pricing and profitability analyses for some classes of professional liability; however, for loss reserve testing, the need to enhance credibility generally results in classes that are not sufficiently homogenous to utilize frequency/severity methods.

AMERICAN INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

Aviation: AIG generally uses a combination of loss development methods and expected loss ratio methods for aviation exposures. Aviation claims are not very long-tail in nature; however, they are driven by claim severity. Thus a combination of both development and expected loss ratio methods are used for all but the latest accident year to determine the loss reserves. Expected loss ratio methods are used to determine the loss reserves for the latest accident year. Frequency/severity methods are not employed due to the high severity nature of the claims and different mix of claims from year to year.
Personal Auto (Domestic): AIG generally utilizes frequency/severity methods and loss development methods for domestic personal auto classes. For many classes of business, greater reliance is placed on frequency/severity methods as claim counts emerge quickly for personal auto and allow for more immediate analysis of resulting loss trends and comparisons to industry and other diagnostic metrics.
Fidelity/ Surety: AIG generally uses loss development methods for fidelity exposures for all but the latest accident year. Expected loss ratio methods are also given weight for the more recent accident years, and for the latest accident year they may be given 100 percent weight. For surety exposures, AIG generally uses the same method as for short-tail classes.
Mortgage Guaranty: AIG tests mortgage guaranty reserves using loss development methods, supplemented by an internal claim analysis by actuaries and staff who specialize in the mortgage guaranty business. The claim analysis projects ultimate losses for claims within each of several categories of default based on actual historical experience and is essentially a frequency/severity analysis for each category of default.
Short-Tail Classes: AIG generally uses either loss development methods or IBNR factor methods to set reserves for short-tail classes such as property coverages. Where a factor is used, it generally represents a percent of earned premium or other exposure measure. The factor is determined based on prior accident year experience. For example, the IBNR for a class of property coverage might be expected to approximate 20 percent of the latest year’s earned premium. The factor is continually reevaluated in light of emerging claim experience as well as rate changes or other factors that could affect the adequacy of the IBNR factor being employed.
International: Business written by AIG’s Foreign General sub-segment includes both long-tail and short-tail classes of business. For long-tail classes of business, the actuarial methods utilized would be analogous to those described above. However, the majority of business written by Foreign General is short-tail, high frequency and low severity in nature. For this business, loss development methods are generally employed to test the loss reserves. AIG maintains a data base of detailed historical premium and loss transactions in original currency for business written by Foreign General, thereby allowing AIG actuaries to determine the current reserves without any distortion from changes in exchange rates over time. In testing the Foreign General reserves, AIG’s actuaries segment the data by region, country or class of business as appropriate to determine the optimal balance between homogeneity and credibility.
Loss Adjustment Expenses: AIG determines reserves for legal defense and cost containment loss adjustment expenses for each class of business by one or more actuarial methods. The methods generally include development methods analogous to those described for loss development methods. The developments could be based on either the paid loss adjustment expenses or the ratio of paid loss adjustment expenses to paid losses, or both. Other methods include the utilization of expected ultimate ratios of paid loss expense to paid losses, based on actual experience from prior accident years or from similar classes of business. AIG generally determines reserves for adjuster loss adjustment expenses based on calendar year ratios of adjuster expenses paid to losses paid for the particular class of business. AIG generally determines reserves for other unallocated loss adjustment expenses based on the ratio of the calendar year expenses paid to overall losses paid. This determination is generally done for all classes of business combined, and reflects costs of home office claim overhead as a percent of losses paid.
Catastrophes: Special analyses are conducted by AIG in response to major catastrophes in order to estimate AIG’s gross and net loss and loss expense liability from the event. These analyses may include a combination of approaches, including modeling estimates, ground up claim analysis, loss evaluation reports from on-site field adjusters, and market share estimates.
    AIG’s loss reserve analyses do not calculate a range of loss reserve estimates. Because a large portion of the loss reserves from AIG’s General Insurance business relates to longer-tail casualty classes of business driven by severity rather than frequency of claims, such as excess casualty and D&O, developing a range around loss reserve estimates would not be meaningful. Using the reserving methodologies described above, AIG’s actuaries determine their best estimate of the required reserve and advise Management of that amount. AIG then adjusts its aggregate carried reserves as necessary so that the actual carried reserves as of December 31 reflect this best estimate.
Volatility of Reserve Estimates and Sensitivity Analyses
As described above, AIG uses numerous assumptions in determining its best estimate of reserves for each class of business. The importance of any specific assumption can vary by both class of business and accident year. If actual experience differs from key assumptions used in establishing reserves, there is potential for significant variation in the development of loss reserves, particularly for long-tail casualty classes of business such as excess casualty, D&O or workers compensation. Set forth below is a sensitivity analysis that estimates the effect on the loss reserve position of using alternative loss trend or loss development factor assumptions rather than those actually used in determining AIG’s best estimates in the year-end loss reserve analyses for 2005. The analysis addresses each major class of business for which a material deviation to AIG’s overall reserve position is believed reasonably possible, and uses what AIG believes is a reasonably likely range of potential deviation for each class. There can be no assurance, however, that actual reserve development will be consistent with either the original or the adjusted loss trend or loss development factor assumptions, or that other assumptions made in the reserving process will not materially affect reserve development for a particular class of business.
Excess Casualty: For the excess casualty class of business, the assumed loss cost trend was approximately six percent. After

Management’s Discussion and Analysis of
Financial Condition and Results of Operations Continued

evaluating the historical loss cost trends from prior accident years since the early 1990s, in AIG’s judgment, it is reasonably likely that actual loss cost trends applicable to the year-end 2005 loss reserve review for excess casualty will range from negative four percent to positive 16 percent, or approximately ten percent lower or higher than the assumption actually utilized in the year-end 2005 reserve review. A ten percent change in the assumed loss cost trend for excess casualty would cause approximately a $1.4 billion increase or a $1.0 billion decrease in the net loss and loss expense reserve for this class of business. It should be emphasized that the ten percent deviations are not considered the highest possible deviations that might be expected, but rather what is considered by AIG to reflect a reasonably likely range of potential deviation. Actual loss cost trends in the early 1990s were negative for several years, including amounts below the negative four percent cited above, whereas actual loss cost trends in the late 1990s ran well into the double digits for several years, including amounts greater than the 16 percent cited above. Thus, there can be no assurance that loss trends will not deviate by more than ten percent. The loss cost trend assumption is critical for the excess casualty class of business due the long-tail nature of the claims and therefore is applied across many accident years.
    For the excess casualty class of business, the assumed loss development factors are also a key assumption. After evaluating the historical loss development factors from prior accident years since the early 1990s, in AIG’s judgment, it is reasonably likely that actual loss development factors will range from approximately five percent below those actually utilized in the year-end 2005 reserve review to approximately ten percent above those factors actually utilized. If the loss development factor assumptions were changed by five percent and ten percent, respectively, the net loss reserves for the excess casualty class would decrease by approximately $500 million under the lower assumptions or increase by approximately $1.1 billion under the higher assumptions. Generally, actual historical loss development factors are used to project future loss development. However there can be no assurance that future loss development patterns will be the same as in the past, or that they will not deviate by more than the amounts illustrated above. Moreover, as excess casualty is a long-tail class of business, any deviation in loss cost trends or in loss development factors might not be discernible for an extended period of time subsequent to the recording of the initial loss reserve estimates for any accident year. Thus, there is the potential for the reserves with respect to a number of accident years to be significantly affected by changes in the loss cost trends or loss development factors that were initially relied upon in setting the reserves. These changes in loss trends or loss development factors could be attributable to changes in inflation or in the judicial environment, or in other social or economic conditions affecting claims. Thus, there is the potential for variations greater than the amounts cited above, either positively or negatively.
D&O and Related Management Liability Classes of Business: For D&O and related management liability classes of business, the assumed loss cost trend was approximately four percent. After evaluating the historical loss cost trends from prior accident years since the early 1990s, in AIG’s judgment, it is reasonably likely that actual loss cost trends applicable to the year-end 2005 loss reserve review for these classes will range from negative six percent to positive 14 percent, or approximately ten percent lower or higher than the assumption actually utilized in the year-end 2005 reserve review. A ten percent change in the assumed loss cost trend for these classes would cause approximately a $625 million increase or a $550 million decrease in the net loss and loss expense reserves for these classes of business. It should be emphasized that the ten percent deviations are not considered the highest possible deviations that might be expected, but rather what is considered by AIG to reflect a reasonably likely range of potential deviation. Actual loss cost trends for these classes in the early 1990s were negative for several years, including amounts below the negative six percent cited above, whereas actual loss cost trends in the late 1990s ran at nearly 50 percent per year, vastly exceeding the fourteen percent figure cited above. Because the D&O class of business has exhibited highly volatile loss trends from one accident year to the next, there is the possibility of an exceptionally high deviation.
    For D&O and related management liability classes of business, the assumed loss development factors are also an important assumption but less critical than for excess casualty. Because these classes are written on a claims made basis, the loss reporting and development tail is much shorter than for excess casualty. However, the high severity nature of the claims does create the potential for significant deviations in loss development patterns from one year to the next. After evaluating the historical loss development factors for these classes of business for accident years since the early 1990s, in AIG’s judgment, it is reasonably likely that actual loss development factors will range approximately five percent lower or higher than those factors actually utilized in the year-end 2005 loss reserve review for these classes. If the loss development factor assumptions were changed by five percent, the net loss reserves for these classes would increase or decrease by approximately $200 million. As noted above for excess casualty, actual historical loss development factors are generally used to project future loss development. However, there can be no assurance that future loss development patterns will be the same as in the past, or that they will not deviate by more than the five percent.
Excess Workers Compensation: For excess workers compensation business, loss costs were trended at six percent per annum. After reviewing actual industry loss trends for the past ten years, in AIG’s judgment, it is reasonably likely that actual loss cost trends applicable to the year-end 2005 loss reserve review for excess workers compensation will range five percent lower or higher than this estimated loss trend. A five percent change in the assumed loss cost trend would cause approximately a $250 million increase or decrease in the net loss reserves for this business. It should be emphasized that the actual loss cost trend could vary significantly from this assumption, and there can be no assurance that actual loss costs will not deviate, perhaps materially, by greater than five percent.
    For excess workers compensation business, the assumed loss development factors are a critical assumption. Excess workers compensation is an extremely long-tail class of business, with a

AMERICAN INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

much greater than normal uncertainty as to the appropriate loss development factors for the tail of the loss development. After evaluating the historical loss development factors for prior accident years since the 1980s, in AIG’s judgment, it is reasonably likely that actual loss development factors will range approximately 15 percent lower or higher than those factors actually utilized in the year-end 2005 loss reserve review for excess workers compensation. If the loss development factor assumptions were changed by 15 percent, the net loss reserves for excess workers compensation would increase or decrease by approximately $525 million or $425 million, respectively. Given the exceptionally long-tail for this class of business, there is the potential for actual deviations in the loss development tail to exceed the deviations assumed, perhaps materially.
Primary Workers Compensation: For primary workers compensation, the loss cost trend assumption is not believed to be material with respect to AIG’s loss reserves. This is primarily because AIG’s actuaries are generally able to use loss development projections for all but the most recent accident year’s reserves, so there is limited need to rely on loss cost trend assumptions for primary workers compensation business.
    However, for primary workers compensation business the loss development factor assumptions are important. Generally, AIG’s actual historical workers compensation loss development factors would be expected to provide a reasonably accurate predictor of future loss development. However, workers compensation is a long-tail class of business, and AIG’s business reflects a very significant volume of losses particularly in recent accident years due to growth of the business. After evaluating the actual historical loss developments since the 1980s for this business, in AIG’s judgment, it is reasonably likely that actual loss development factors will fall within the range of approximately 2.75 percent below to 7.5 percent above those actually utilized in the year-end 2005 loss reserve review. If the loss development factor assumptions were changed by 2.75 percent and 7.5 percent, respectively, the net loss reserves for workers compensation would decrease or increase by approximately $450 million and $1.25 billion, respectively. For these classes of business, there can be no assurance that actual deviations from the expected loss development factors will not exceed the deviations assumed, perhaps materially.
Other Casualty Classes of Business: For casualty business other than the classes discussed above, there is generally some potential for deviation in both the loss cost trend and loss development factor assumptions. However, the effect of such deviations is expected to be less material when compared to the effect on the classes cited above.
Asbestos and Environmental Reserves
The estimation of loss reserves relating to asbestos and environmental claims on insurance policies written many years ago is subject to greater uncertainty than other types of claims due to inconsistent court decisions as well as judicial interpretations and legislative actions that in some cases have tended to broaden coverage beyond the original intent of such policies and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with a continuing uncertainty in its efforts to quantify these exposures.
    AIG continues to receive claims asserting injuries and damages from toxic waste, hazardous substances, and other environmental pollutants and alleged claims to cover the cleanup costs of hazardous waste dump sites, referred to collectively as environmental claims, and indemnity claims asserting injuries from asbestos.
    The vast majority of these asbestos and environmental claims emanate from policies written in 1984 and prior years. Commencing in 1985, standard policies contained an absolute exclusion for pollution related damage and an absolute asbestos exclusion was also implemented. However, AIG currently underwrites environmental impairment liability insurance on a claims-made basis and has excluded such claims from the analysis herein.
    The majority of AIG’s exposures for asbestos and environmental claims are excess casualty coverages, not primary coverages. Thus, the litigation costs are treated in the same manner as indemnity amounts. That is, litigation expenses are included within the limits of the liability AIG incurs. Individual significant claim liabilities, where future litigation costs are reasonably determinable, are established on a case basis.
    Estimation of asbestos and environmental claims loss reserves is a subjective process and reserves for asbestos and environmental claims cannot be estimated using conventional reserving techniques such as those that rely on historical accident year loss development factors.
    Significant factors which affect the trends that influence the asbestos and environmental claims estimation process are the inconsistent court resolutions and judicial interpretations which broaden the intent of the policies and scope of coverage. The current case law can be characterized as still evolving, and there is little likelihood that any firm direction will develop in the near future. Additionally, the exposures for cleanup costs of hazardous waste dump sites involve issues such as allocation of responsibility among potentially responsible parties and the government’s refusal to release parties.
    Due to this uncertainty, it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims. Such future development will be affected by the extent to which courts continue to expand the intent of the policies and the scope of the coverage, as they have in the past, as well as by the changes in Superfund and waste dump site coverage and liability issues. If the asbestos and environmental reserves develop deficiently, such deficiency would have an adverse effect on AIG’s future results of operations. AIG does not discount asbestos and environmental reserves.
    With respect to known asbestos and environmental claims, AIG established over a decade ago specialized toxic tort and environmental claims units, which investigate and adjust all

Annex K
AIG intends to revise the third sentence in the second to last paragraph on page 41 to read as follows:
     The indication from the third scenario of the top-down analysis for the asbestos reserves was approximately $265 million greater than AIG’s carried net asbestos reserves, prior to its increase in the fourth quarter of 2005.
In addition, AIG intends to revise the last paragraph on page 41 to read as follows:
     After carefully considering the results of the ground-up analysis, which AIG now plans to update on an annual basis, as well as all of the above factors, including the recent report year experience, AIG determined its best estimate was to recognize an increase of $843 million in its carried net asbestos reserves, and an increase of $30 million in its carried net environmental reserves at December 31, 2005. This increase in carried net asbestos reserves reflects the change from AIG’s historical top-down analysis to the ground-up analysis described above. The corresponding increases in gross reserves were approximately $1.97 billion for asbestos and $56 million for environmental, respectively.

K-1

Annex L

Summary of Invested Assets for MD&A	12/31/2005

		Life Insurance				Percent					As Reported:
	General	& Retirement	Asset			Distribution		Financial			Balance
	Insurance	Services	Management	Total	Total	Domestic	Foreign	Services	Other	Reclass*	Sheet

Bonds Available for Sale, at market value	50,870	273,165	34,174	358,209	66.2%	59.2%	40.8%	1,307			359,516
Bonds Trading Securities, at market value		1,073	3,563	4,636	0.9%	3.3%	96.7%				4,636
Bonds Held to Maturity, at amortized cost	21,528			21,528	4.0%	100.0%					21,528
Common Stocks, at market value	4,930	15,558	639	21,127	3.9%	18.6%	81.4%		59	(21,186)	0
Common Stocks available for sale, at market value										12,227	12,227
Common Stocks trading, at market value										8,959	8,959
Preferred Stocks, at market value	1,632	760		2,392	0.4%	88.8%	11.2%	10			2,402
Mortgage, Policy & Collateral Loans	19	18,406	4,594	23,019	4.3%	65.5%	34.5%			(23,019)	0
Mortgage Loans on Real Estate								71		14,229	14,300
Collateral Loans								1,719	98	1,753	3,570
Policy Loans								2		7,037	7,039
Flight equipment primarily under operating lease, net								36,245			36,245
Securities available for sale, at market								37,511			37,511
Trading securities, at market								6,499			6,499
Spot commondities								92			92
Unrealized gain on swaps								18,695			18,695
Trading assets								1,204			1,204
Securities purchased under agreements to resell, at contract								14,519		28	14,547
Finance receivables, net								27,995			27,995
Short-term Investments, Including Time Deposits and Cash	2,787	6,844	5,815	15,446	2.8%	26.1%	73.9%	1,713	80	(1,897)	15,342
Cash										1,897	1,897
Real Estate	603	2,729	1,710	5,042	0.9%	45.2%	54.8%	24	32		5,098
Investment Income Due and Accrued	1,232	4,073	402	5,707	1.1%	56.9%	43.1%	18	2		5,727
Securities lending collateral	4,931	42,991	11,549	59,471	11.0%	87.3%	12.7%	0			59,471
Other Invested Assets	6,272	7,805	10,459	24,536	4.5%	85.7%	14.3%	2,751	8	(28)	27,267

Total	94,804	373,404	72,905	541,113	100.0%	62.3%	37.7%	150,375	279	0	691,767

Less:
Cash	305	989	196	1,490				331	76		1,897
Investment income due and accrued	1,232	4,073	402	5,707				18	2		5,727
Real Estate	603	2,729	1,710	5,042				24	32		5,098

Total Investments and financial services assets	92,664	365,613	70,597	528,874				150,002	169	0	679,045

Shaded amounts are as presented in the cash and invested assets in the MD&A.

*	Certain accounts presented within the Cash and Invested assets in the MD&A are combined for this presentation.
This reclasification is made to conform these accounts to their balance sheet presentation.

Summary of Invested Assets for MD&A	12/31/2004

		Life Insurance				Percent					As Reported:
	General	& Retirement	Assets			Distribution		Financial			Balance
	Insurance	Services	Management	Total	Total	Domestic	Foreign	Services	Other	Reclass*	Sheet

Bonds Available for Sale, at market value	44,376	259,602	39,077	343,055	68.5%	61.2%	38.8%	1,344			344,399
Bonds Trading Securities, at market value		600	2,384	2,984	0.6%	1.2%	98.8%				2,984
Bonds Held to Maturity, at amortized cost	18,294			18,294	3.7%	100.0%					18,294
Common Stocks, at market value	4,165	11,280	177	15,622	3.1%	21.9%	78.1%		44	(15,666)	0
Common Stocks available for sale, at market value										9,772	9,772
Common Stocks trading, at market value										5,894	5,894
Preferred Stocks, at market value	1,466	565		2,031	0.4%	91.9%	8.1%	9			2,040
Mortgage, Policy & Collateral Loans	22	16,858	5,093	21,973	4.4%	65.6%	34.4%			(21,973)	0
Mortgage Loans on Real Estate								53		13,093	13,146
Collateral Loans								1,456		1,847	3,303
Policy Loans								2		7,033	7,035
Flight equipment primarily under operating lease, net								32,130			32,130
Securities available for sale, at market								31,225			31,225
Trading securities, at market								2,746			2,746
Spot commondities								534			534
Unrealized gain on swaps								22,670			22,670
Trading assets								3,433			3,433
Securities purchased under agreements to resell, at contract								26,272			26,272
Finance receivables, net								23,574			23,574
Short-term Investments, Including Time Deposits and Cash	2,113	5,515	9,679	17,307	3.4%	37.1%	62.9%	799	5	(2,009)	16,102
Cash										2,009	2,009
Real Estate	592	3,007	326	3,925	0.8%	22.8%	77.2%	26	28		3,979
Investment Income Due and Accrued	997	4,035	461	5,493	1.1%	57.3%	42.7%	63			5,556
Securities lending collateral	4,889	34,923	9,357	49,169	9.8%	86.7%	13.3%	0			49,169
Other Invested Assets	5,604	7,072	8,316	20,992	4.2%	86.7%	13.3%	2,230	337		23,559

Total	82,518	343,457	74,870	500,845	100.0%	63.8%	36.2%	148,566	414	0	649,825

Less:
Cash	290	502	966	1,758				250	1		2,009
Investment income due and accrued	997	4,035	461	5,493				63			5,556
Real Estate	592	3,007	326	3,925				26	28		3,979

Total Investments and financial services assets	80,639	335,913	73,117	489,669				148,227	385	0	638,281

Shaded amounts are as presented in the cash and invested assets in the MD&A.

*	Certain accounts presented within the Cash and Invested assets in the MD&A are combined for this presentation.
This reclasification is made to conform these accounts to their balance sheet presentation.

L-1

Annex M
AIG intends to add the following language on page 54 after the second sentence of the paragraph under “Financial Services Results”:
     The overwhelming majority of AIG’s financial derivatives are conducted by Capital Markets. AIGFP enters into derivative transactions to hedge the interest rate and foreign currency exposures associated with its available for sale assets and borrowings. While the derivatives entered into to hedge its outstanding transactions and positions are highly effective economic hedges, AIG did not meet the requirements for hedge accounting under FAS 133. The change in the fair value of these derivatives is included in other revenues while the offsetting change in fair value of the hedged items is not recognized in earnings.
     The effect of the AIGFP’s derivatives not qualifying for hedge accounting on revenues and operating income in 2005, 2004 and 2003 was $2.01 billion, $(122) million and $(1.01) billion, respectively. The majority of the net gain on AIGFP’s derivatives recognized in 2005 was due to the strengthening of the US dollar against the Euro and British Pound, which resulted in an increase in the fair value of the foreign currency derivatives hedging available for sale securities. To a lesser extent, the net gain was also due to the fall in long term US interest rates, which resulted in an increase in the fair value of AIGFP’s interest rate derivatives hedging its borrowings. The majority of the net loss on AIGFP’s derivatives recognized in 2004 was due to the weakening of the US dollar against the Euro and British Pound, which resulted in a decrease in the fair value of the foreign currency derivatives hedging available for sale securities. This loss was partially offset by an increase in the fair value of its interest rate derivatives hedging its borrowings as a result of the decrease in long-term U.S. interest rates. The majority of the net loss on AIGFP’s derivatives recognized in 2003 was due to the weakening of the US dollar against the Euro and British Pound, which resulted in a decrease in the fair value of the foreign currency derivatives hedging available for sale securities. To a lesser extent, the net loss was also due to the rise in long term US interest rates, which resulted in a decrease in the fair value of its interest rate derivatives hedging AIGFP’s borrowings.

M-1

Annex N
The information shown below will replace the amounts shown in the 2005 Form 10-K for the caption “Insurance and investment contract liabilities” in the Contractual Obligations and Other Commercial Commitments table and the related footnote. Total amounts shown in the table will be adjusted accordingly.

Payments due by Period
		Less	One	Four
		Than	Through	Through	After
	Total	One	Three	Five	Five
(in millions)	Payments	Year	Years	Years	Years
Insurance and investment contract liabilities (c)	596,575	27,445	45,347	42,863	480,920

(c) Insurance and investment contract liabilities include various investment-type products with contractually scheduled maturities including periodic payments of a term certain nature and guaranteed maturities under guaranteed investment contracts. Insurance and investment contract liabilities also include benefit and claim liabilities, of which a significant portion represents policies and contracts that do not have stated contractual maturity dates and may not result in any future payment obligation. For these policies and contracts (i) AIG is currently not making payments until the occurrence of an insurable event, such as death or disability, (ii) payments are conditional on survivorship, or (iii) the occurrence of a payment due to surrender or other non-scheduled event out of AIG’s control. We have made significant assumptions to determine the estimated undiscounted cash flows of these contractual policy benefits which include mortality, morbidity, future lapse rates, expenses, investment returns and interest crediting rates, offset by expected future deposits and premium on in-force policies. Due to the significance of the assumptions used, the amounts presented could be materially different from actual required payments. The amounts presented in this table are undiscounted and therefore exceed the future policy benefits and policyholder contract deposits included in the balance sheet.

N-1

Annex O
The following language will be inserted in Note 2 to the consolidated financial statements:
     Each of the General Insurance sub-segments is comprised of groupings of major products and services as follows: Domestic Brokerage Group is comprised of domestic commercial insurance products and services; Transatlantic is comprised of reinsurance products and services sold to other general insurance companies; Personal Lines are comprised of general insurance products and services sold to individuals; Mortgage Guaranty is comprised of products insuring against losses arising under certain loan agreements; and Foreign General is comprised of general insurance products sold overseas.
     Life Insurance & Retirement Services is comprised of two major groupings of products and services: insurance-oriented products and services and retirement savings products and services. Substantially all of the retirement savings products are reported in the VALIC/AIG Annuity/AIG SunAmerica sub-segment. Total revenues for retirement savings products were $6.82 billion, $6.56 billion and $5.82 billion for the years ended December 31, 2005, 2004 and 2003, respectively. The remaining sub-segments are comprised almost entirely of insurance-oriented products and services. Total revenues for insurance-oriented products and services were $40.49 billion, $36.84 billion and $30.86 billion for the years ended December 31, 2005, 2004 and 2003, respectively.

O-1

Annex P
AMERICAN INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
Valuation and Qualifying Accounts
(in millions)

	Balance at		Balance at
	beginning of year	Change *	end of year

2005
Reinsurance assets	832	160	992
Premiums and insurances balances receivable	690	321	1,011
Finance receivables	571	99	670
Mortgage loans	65	(11)	54
Collateral and guaranteed loans	18	(8)	10
Total Valuation and Qualifying Accounts (a)	2,176	561	2,737

Total Assets (b)	801,145		853,370
Total Benefits and Expenses (b)		93,692
% (a divided by b)	0.27%	0.60%	0.32%

2004
Reinsurance assets	565	267	832
Premiums and insurances balances receivable	568	122	690
Finance receivables	562	9	571
Mortgage loans	68	(3)	65
Collateral and guaranteed loans	15	3	18
Total Valuation and Qualifying Accounts (a)	1,778	398	2,176

Total Assets (b)	675,602		801,145
Total Benefits and Expenses (b)		82,821
% (a divided by b)	0.26%	0.48%	0.27%

2003
Reinsurance assets	537	28	565
Premiums and insurances balances receivable	440	128	568
Finance receivables	564	(2)	562
Mortgage loans	77	(9)	68
Collateral and guaranteed loans	54	(39)	15
Total Valuation and Qualifying Accounts (a)	1,672	106	1,778

Total Assets (b)	561,598		675,602
Total Benefits and Expenses (b)		67,514
% (a divided by b)	0.30%	0.16%	0.26%

*	As disclosed on page 91, Note 2(b) in 2005 Form 10-K, the 2005 change includes $291 million of expenses related to changes in estimates for uncollectible reinsurance and other premium balances.

P-1

ANNEX Q

SCHEDULE VI

AMERICAN INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

Supplementary Information Concerning Property-Casualty Insurance Operations
2003-2005
(in millions)

							Claims and
							claim
							adjustment
							expenses
		Claims and					incurred
	Deferred	Claim					related to:
	Policy	Adjustment	Discount from			Net
Affiliation with	Acquisition	Expense	reserves for	Unearned	Earned	Investment	Current	Prior
Registrant (1)	Costs	Reserves	unpaid claims	Premiums	Premiums	Income	Year	Year

	a	a	a	a	a	a	b	b

2005	$4,048	$77,168	$2,110	$24,243	$40,800	$4,031	$28,426	$4,685

2004	$3,998	$61,878	$1,553	$23,400	$38,537	$3,196	$26,793	$3,564

2003	$3,619	$51,871	$1,518	$21,235	$31,306	$2,566	$20,509	$2,363

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Amortization	Paid claims
	of deferred	and claim
Affiliation with	acquisition	adjustment	Premiums
Registrant (1)	costs	expenses	written

	a	b	a

2005	$7,430	$22,241	$41,872

2004	$6,238	$19,355	$40,623

2003	$4,676	$16,962	$35,031

(1) Consolidated property-casualty insurance operations.

a-Disclosed on page 165 - Schedule 111 - Supplementary insurance information

b- Disclosed on page 98 - Note 6(a) - Reserve for Losses and Loss Expenses and Future Life Policy Benefits and Policyholders’ Contract Deposits

Q-1